March 6, 2009

Geoffrey Kruczek, Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 3030

Re:	MK Arizona Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed on January 20, 2009
File No. 333-153492

Dear Mr. Kruczek:

On behalf of Middle Kingdom Alliance Corp., a Delaware corporation (“Middle Kingdom”), and MK Arizona Corp., an Arizona corporation (“MK Arizona”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 to the Registration Statement on Form S-4 for MK Arizona (the “Amended S-4”), including exhibits.

The Amended Form S-4 incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. David A. Rapaport, dated February 13, 2009. For your convenience, we have repeated each comment prior to the response in italics. All references to page numbers in our discussion below each heading are to the pages in the Amended S-4. The references to page numbers in the headings are to the original Amendment No. 2 to the Registration Statement on Form S-4 (the “Original S-4”).

We are also sending courtesy copies of this letter to you by overnight mail, together with a redline of the Amended S-4 marked to show changes from the Original S-4 as initially filed.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	We will continue to evaluate your response to prior comment 1 in our letter dated October 10, 2008 after you provide the disclosure requested by that comment.

Middle Kingdom acknowledges the Staff’s comment.

Form S-4 Facing Pane

2.	We note your response to prior comment 3. Please provide us with an opinion of Cayman Islands counsel that addresses whether Cayman Islands law treats the Cayman Islands entity for all purposes as the same legal entity that was incorporated in Arizona. If Cayman Islands law treats the company as the same legal entity, please ask counsel to address in its opinion why new securities must be issued when the entity continues to the Cayman Islands. Also provide us an opinion of counsel that addresses whether Arizona law permits an entity incorporated in Arizona to offer and sell equity interests in itself that are governed by Cayman Islands law.

Attached as Exhibit A and Exhibit B are the requested legal opinions of Caymans Islands counsel and Arizona counsel.

With respect to the last sentence of the Staff’s comment, Middle Kingdom respectfully advises the Staff that the redomestication does not involve MK Arizona offering and selling “equity interests in itself that are governed by Cayman Islands law,” but instead involves the transfer of domicile and the continuation of MK Arizona as a Cayman Islands entity upon the completion of the redomestication, which will result in MK Arizona continuing as a Cayman Islands entity, subject to Cayman law, as if it originally had been incorporated there. MK Arizona’s equity securities thus become MK Cayman equity securities by operation of law, and the opinion provided by Arizona counsel confirms that MK Arizona has taken all action required in Arizona to authorize the redomestication to the Cayman Islands. The opinion provided by Cayman Islands counsel further confirms that under Cayman Islands law, the securities of MK Arizona will be automatically converted into securities of MK Cayman.

Fee Table

3.	We note your response to prior comment 5. Given that an offering of securities underlying securities that are convertible or exercisable within one year generally constitutes an offering of the underlying securities, it is unclear why footnote (4) to your fee table indicates that the underlying securities are not offered in connection with the redomestication. If you are offering the securities in connection with the redomestication and on a continuous basis thereafter, please ensure that your fee table makes the scope of the registered transaction clear.

Middle Kingdom has revised footnote (4) in the fee table of the Amended S-4 as follows:

“(4) Consists of securities underlying derivative securities offered in the redomestication, which underlying securities will be offered on an ongoing basis after completion of the redomestication.”

4.	Please tell us why the table does not reflect the changes you made to your prospectus cover page regarding the number of shares outstanding.

Middle Kingdom has revised the fee table of the Amended S-4 to reflect the change made on the prospectus cover to the number of Class B shares outstanding.

Prospectus Cover

5.	We note your response to prior comment 7. We reissue that comment because your prospectus cover continues to exceed the one-page limitation in Item 501 of Regulation S-K.

The prospectus cover has been revised to meet the one-page limitation in Item 501 of Regulation S-K.

6.	From your response to prior comment 8, it remains unclear how you will ensure that your prospectus will comply with the requirement that it include a cover that is limited to one page written in plain English. Currently, it appears that you intend the notice to be part of the prospectus cover because the concepts and terms introduced in the notice are required to understand the forepart of your prospectus. Therefore, we reissue the comment.

Middle Kingdom has revised the prospectus to include all defined terms and concepts within the prospectus itself without the need to reference the notice. As such, Middle Kingdom does not view the notice as being part of the prospectus, and, therefore, does not believe the notice should be considered in determining the one-page limitation in Item 501 of Regulation S-K.

Summary Memorial Terms of the Transaction page 1

7.	Please expand your disclosure added in response to prior comment 12 to clarify, if true, that the business combination will not be completed if 20% or more of the holders of your Class B shares elect conversion, including those that converted in connection with your December 10, 2008 special meeting, notwithstanding the significant share ownership by ARCH and Capital Ally. Also, if known to you, disclose how ARCH and Capital Ally intend to vote on the proposals.

Middle Kingdom has added the following two sentences to the sections entitled “Summary Material Terms of the Transaction” and “The Middle Kingdom Special Meeting – Vote Required” on pages 4 and 68 of the Amended Form S-4, respectively:

“Middle Kingdom has been advised that ARCH and Capital Ally currently intend to vote “FOR” each of the proposals. Notwithstanding the above, the Business Combination Proposal will not be completed if 20% or more of the holders of Middle Kingdom’s Class B shares elect conversion (or an additional 336,019 shares), including those that converted in connection with Middle Kingdom’s December 10, 2008 special meeting.”

8.	We note your response to prior comment 6. Given the numerous references in the forepart of your document to the relationships among the current Pypo entities, please tell us how omitting from the chart on page 2 the organizational structure of Pypo still permits investors to understand how those entities relate.

Middle Kingdom has added a chart showing the organizational structure of Pypo on page 3 of the Amended S-4.

Does the Middle Kingdom Board of Directors recommend, page 6

9.	Please tell us why the first sentence of this section does not address the shareholder consent proposal.

Middle Kingdom has revised the first sentence of the referenced section on page 8 of the Amended S-4 to include the Shareholder Consent Proposal.

Why is an Arizona subsidiary involved, page 7

10.	Your response to prior comment 13 does not appear to address why you do not accomplish the transaction by merging the Delaware corporation with a Cayman Islands company. From your disclosure in footnote 1 on page 132, it appears that mergers are possible under Cayman Islands Law. Could a merger under Delaware law occur without the 100% approval required for a continuance, as mentioned in your response? Please clarify.

Middle Kingdom advises the Staff that unlike Delaware law, Cayman Islands law does not include a statutory merger procedure. Cayman Islands law does, however, provide for a procedure known as a “scheme of arrangement.” A scheme of arrangement requires the consent of the Cayman Islands exempted company, the consent of the Cayman Islands court and approval by holders of affected shares: (a) representing a majority in number of the shareholders (or class of shareholders) present at the meeting held to consider the arrangement and (b) holding at least 75% of all the affected shares other than those held by the acquiring party, if any. If a scheme of arrangement receives all of the necessary consents, all affected shareholders would be compelled to sell their shares under the terms of the scheme of arrangement. The scheme of arrangement process is extremely time consuming, and as such, the parties to the merger agreement believe the current structure is preferable.

Footnote (1) on page 132 of the Original S-4 has been revised to state that Pypo Cayman will become a wholly owned subsidiary of MK Cayman upon consummation of the business combination. The original language referencing a merger between the parties was incorrect.

Middle Kingdom has revised the disclosure on pages 9-10 of the Amended S-4 to clarify that Middle Kingdom may not directly merge with MK Cayman under Cayman Islands law:

“Middle Kingdom is not permitted under Cayman Islands law to directly merge with MK Cayman as Cayman Islands law does not include a statutory merger procedure. Further, Delaware law would require approval by 100% of Middle Kingdom’s common and Class B stockholders to change its place of incorporation to the Cayman Islands by conversion or continuation. Because Middle Kingdom’s common and Class B stock is publicly traded, obtaining 100% approval is impractical. By using an Arizona subsidiary in an intermediate step, Middle Kingdom is only required to obtain approval of a majority of its outstanding common stock and Class B common stock for the redomestication to the Cayman Islands.”

If I have conversion rights, how do I exercise them, page 9

11.	Please clarify the second paragraph of this section. It appears that words are missing.

Middle Kingdom has revised the second paragraph of the above-referenced section to correct the inadvertent omission. The revised disclosure reads as follows:

“If you elect to convert your shares, in order to receive the conversion price, you must elect either to physically tender your stock certificates to Middle Kingdom’s transfer agent or deliver your shares electronically to the transfer agent using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System. In order to finalize your conversion, you must submit your shares so that they are received by Middle Kingdom’s transfer agent within 14 days after the meeting date. This period will allow converting stockholders sufficient time to deliver their shares to Middle Kingdom’s transfer agent.”

The Parties, page 11

12.	Regarding your disclosure provided in response to prior comment 16:

•

Please revise to more clearly reflect what your IPO prospectus said about the extension. Currently you say that the IPO prospectus stated that Middle Kingdom would not take any action allowing it to survive for a longer period of time if it did not appear it would be able to consummate a business combination within the time allotted in its Certificate of Incorporation. This disclosure implies that you could extend the acquisition deadline if you amend your Certificate of Incorporation, However, your IPO prospectus said that you view the deadlines disclosed in the IPO prospectus as obligations to your shareholders and that you would not take any actions to waive or amend any of those provisions.

•	Please clarify why the statement in the IPO prospectus might be viewed as inconsistent with your subsequent actions.

•	Please tell us why you do not believe that there is a material risk of claims under Section 11 of the Securities Act.

•

Please disclose the impact that potential securities law claims may have on the amounts currently-held in the trust account. For example, describe whether claimants might seek to satisfy their claims from the amounts in the trust account. Also describe the impact any litigation resulting from those claims may have on the amount of time required to distribute the funds current held in trust.

Response to Bullet 1.

Middle Kingdom has added the following sentence on page 14 of the Amended S-4 to the paragraph referenced in bullet 1:

“Furthermore, Middle Kingdom’s IPO prospectus stated that it viewed the provisions preventing the amendment of its Certificate of Incorporation as obligations to its stockholders and that it would not take any actions to waive or amend any of the provisions in its Certificate of Incorporation.”

Response to Bullet 2.

Middle Kingdom has added the following sentence on page 14 of the Amended S-4, which sentence follows the new disclosure referenced in bullet 1 above:

“Notwithstanding the foregoing statements in its IPO prospectus, Middle Kingdom determined to hold the special meeting and to amend its Certificate of Incorporation, which actions were contrary to the statements in its IPO prospectus.”

Response to Bullet 3.

Middle Kingdom respectfully advises the Staff that it does not believe there is a material risk of claims under Section 11 of the Securities Act, as it believes the process it followed in connection with the extension amendment provided its Class B stockholders with the same rights they would have had if the extension amendment had not been proposed. Specifically, each Class B stockholder had the opportunity to convert its Class B shares into its pro rata portion of the trust account at the time of the special meeting. Further, the Class B stockholders that did not convert their Class B shares into a pro rata portion of the trust account retained their right to convert their Class B shares at the time the Pypo business combination vote occurs. As such, Middle Kingdom does not believe its Class B stockholders were damaged with respect to their

Class B shares, and therefore, Middle Kingdom does not foresee a significant number of Class B stockholders bringing claims against it in connection with the extension amendment. As to Middle Kingdom’s common stockholders, if the extension amendment had not been proposed and if Middle Kingdom had instead been liquidated, the holders of Middle Kingdom’s common stock would have received nothing in exchange for their shares as they were not eligible to receive funds from the trust account and as there were no funds remaining outside the trust account. As such, the common stockholders were not damaged by the extension amendment, and therefore, Middle Kingdom does not foresee a significant number of common stockholders bringing claims against it in connection with the extension amendment.

Notwithstanding the foregoing, as set forth below, Middle Kingdom has added disclosure in response to bullet 4 below.

Response to Bullet 4.

Middle Kingdom has added the following disclosure on page 14 of the Amended S-4:

“If Middle Kingdom were to become subject to claims as a result of the extension amendment, the trust account could be depleted by those claims to the extent of any judgments arising from such claims, together with any expenses related to defending such claims. A consequence might be that the amount being held in the trust account would be diminished. Depletion of the trust account as a result of claims being made against it as described above could result in holders of Class B shares that convert their Class B shares in connection with the Business Combination Proposal not receiving the same amount in the distribution of the pro rata portion of the trust account if no such claims were made. This could happen if liabilities to which Middle Kingdom becomes subject as a result of the extension amendment are satisfied from funds in the trust account and the combined resources of Middle Kingdom’s pre-IPO stockholders (including its current officers and directors, who have agreed to certain indemnification obligations, on a several basis in proportion to the number of Series A Units purchased by them prior to Middle Kingdom’s IPO, with respect to the trust account) are insufficient or unavailable to indemnify Middle Kingdom for the full amount thereof on liquidation.”

Pypo Digital Company Limited, page 13

13.	Given your disclosure on page 29 and 134, please state here, if true, that Pypo Digital Company Limited’s business is almost entirely the distribution of Samsung mobile phones.

Middle Kingdom has revised the disclosure on page 15 of the Amended S-4 as follows:

“Pypo generates nearly all of its distribution revenues through the distribution of Samsung mobile phones. Other sources of revenues include the distribution of notebook and peripheral products as well as the distribution of mobile phones manufactured by suppliers other than Samsung.”

14.	With a view toward disclosure in an appropriate section of your document, please tell us why you deleted your disclosure regarding the Shanghai retail store.

Middle Kingdom has revised the disclosure on page 15 of the Amended S-4 to reinsert the reference to the Shanghai retail store, which had been inadvertently deleted from the Original S-4.

Lock-up Agreements, page 16

15.	Please revise your disclosure here consistent with your revisions on page 93 in response to the first two bullets of prior comment 42. When revising your document in response to this comment and otherwise, please avoid repeating in your prospectus summary detail included in the body of your prospectus; in the summary, you must carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language.

Middle Kingdom has revised the disclosure on page 18 of the Amended S-4 as follows:

“Lock-Up Agreements

The Pypo shareholders and the management shareholders have entered into lock-up agreements providing that they may not sell or otherwise transfer any of the ordinary shares or Class B redeemable warrants of MK Cayman received in the business combination, subject to exceptions, for a period of 24 months for those securities beneficially owned by the management shareholders, and 12 months for those securities owned by Pypo’s non-management shareholders.

The lock-up is discussed in more detail in the section entitled “Certain Agreements Relating To The Business Combination – Lock-Up Agreements.”

Stock Ownership, page 19

16.	Please expand your response to prior comment 17 to tell us how the purchases were consistent with the tender offer rules.

In lieu of summarizing prior correspondence addressing the Staff’s comment, we have attached hereto as Exhibit C a copy of the letter from Loeb & Loeb LLP dated November 12, 2008 to Mr. Joseph G. McCann at the Commission.

Interests of Middle Kingdom’s Officers and Directors, page 20

17.	Please revise the second paragraph to clarify whether the officers and directors will be required to indemnify you for the termination fee.

Middle Kingdom has revised the first sentence of the second paragraph referenced in the comment as follows (emphasis added):

“In connection with the IPO, Middle Kingdom’s current officers and directors agreed to indemnify Middle Kingdom for debts and obligations to vendors that are owed money by Middle Kingdom or for any claims made by any target business, but only to the extent necessary to ensure that such claims do not reduce funds in the trust account.”

Middle Kingdom further advises the Staff of the following language included in the second paragraph referenced in the comment in the Original S-4:

“Therefore, if the business combination is not consummated and vendors that have not signed waivers or Pypo, in connection with the termination fee, sue the trust account and win their cases, the trust account could be reduced by the amount of the claims and Middle Kingdom’s officers and directors would be required to fulfill their indemnification obligations.”

Conditions to Closing, page 22

18.	Please tell us why the condition mentioned in paragraph number 4 on page 3 of exhibit 99.6 is not described in this section.

Middle Kingdom respectfully advises the Staff that the condition mentioned in paragraph number 4 on page 3 of exhibit 99.6 is not described in the section referenced in the Staff’s comment because the condition is not a condition to closing in the merger agreement. The cited paragraph is meant only to define the scope of the legal opinion set forth in exhibit 99.6, and does not affect the terms and conditions in the merger agreement.

Quotation, page 25

19.	We note your response to prior comment 19. With a view toward clarified disclosure, please tell us why you do not currently satisfy the Nasdaq listing requirements and how you believe that you reasonably could satisfy those requirements in the future. If you do not think you reasonably could satisfy those requirements, it remains unclear why you, believe it is appropriate to highlight Nasdaq listing in your document. Also, clarify which Nasdaq market you are addressing.

Middle Kingdom has removed all disclosure related to a potential listing on NASDAQ from the Amended S-4.

The revised disclosure on page 26 of the Amended S-4 reads as follows:

“Middle Kingdom’s outstanding Class B common stock, common stock, warrants and units are quoted on the OTC BB. Subsequent to the redomestication and business combination, Middle Kingdom expects that the ordinary shares, warrants and units of MK Cayman will be eligible for quotation on the OTC BB.”

The revised disclosure on page 64 of the Amended S-4 reads as follows:

“Middle Kingdom anticipates that MK Cayman’s securities will be quoted on the OTC BB immediately following the business combination. There can be no assurance that a trading market will develop for these securities.”

The revised disclosure on page 108 of the Amended S-4 reads as follows:

“With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable long-term capital gains rate provided that (a) the ordinary shares of MK Cayman are readily tradable on an established securities market in the United States, (b) MK Cayman is not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (c) certain holding period requirements are met. The holding period for the Class B common stock will be reduced for any period in which a holder has diminished its risk of loss, and there is a lack of clear authority as to whether a U.S. Holder’s holding period for its shares in MK Cayman would be suspended for purposes of clause (c) above for the period that such holder had a right to have its Class B common stock in Middle Kingdom redeemed by Middle Kingdom. In addition, under recently published IRS authority, ordinary shares are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include NASDAQ but do not include the OTC BB. If the ordinary shares of MK Cayman are only listed and traded on the OTC BB, the dividends paid on the ordinary shares of MK Cayman will not qualify for the lower rate. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to the shares of MK Cayman.”

The revised disclosure on page 111 of the Amended S-4 reads as follows:

“The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Upon the completion of the business combination, the ordinary shares of MK Cayman will be eligible for listing on the OTC BB. Since it is anticipated that immediately following the business combination, the ordinary shares of MK Cayman will only be listed and traded on the OTC BB, the mark-to-market election will not be available.”

The revised disclosure on page 119 of the Amended S-4 reads as follows:

“The Middle Kingdom securities are currently listed on the OTC BB. Following consummation of the business combination, MK Cayman’s securities will be listed on the OTC BB.”

Pypo faces a number of operational and, industry risks…, page 30

20.	Regarding your response to prior comment 20:

•	clarify who is organizing the “restructuring initiative,” when the initiative began, and the extent to which Pypo participates;

•	clarify who “expects” the restructuring initiative to result in three major operators. File consents per Rule 436 as appropriate;

•	if Pypo competitors have failed for the reasons cited, please provide more clear and specific disclosure regarding how these factors affect industry participants; and

•	expand the second paragraph of the risk factor to clarify the extent to which Pypo’s business is derived from wireless operators.

(a), (b) The PRC Ministry of Industry and Information Technology, National Development and Reform Commission and the Ministry of Finance (collectively, the “PRC Government Authorities”) jointly organized and effected the restructuring of the PRC telecommunications industry. In a series of public announcements, those organizations indicated that the restructuring would result in three major operators offering a combination of fixed line and mobile communication services. The PRC Government Authorities initiated the restructuring in May 2008 and completed the restructuring in the fall of 2008. Pypo did not participate in the restructuring. Because the PRC Government Authorities announced the restructuring through public notices and press releases, a consent under Rule 436 is not necessary.

(c), (d) Middle Kingdom has added disclosure on page 31 of the Amended S-4 that illustrates how these factors affect industry participants and their ability to find new sources of revenue, and also clarifies the extent to which Pypo’s business is derived from wireless operators.

The new disclosure reads as follows:

“Pypo faces a number of operational and industry risks. The market in which Pypo operates changes rapidly, and Pypo must be able to adjust to these changes in order to remain competitive.

Pypo faces a number of operational and industry risks, and the market for wireless telecommunications devices is fast-changing. Recent developments in the industry include the following:

•	Mobile handset technology advances rapidly, and product life cycles may be shorter than anticipated. As a distributor and retailer in this sector, Pypo must closely monitor these changes.

•

The PRC telecommunications market has traditionally been fragmented, making it difficult for manufacturers to sell products to consumers without national distributors. These distributors, including Pypo, have had to develop efficient distribution logistics and wide retail distribution networks. Failure to maintain such efficiencies and distribution networks will have an adverse effect on Pypo’s ability to sustain or expand its consumer base and erode its market share.

•

In 2008, the PRC Ministry of Industry and Information Technology, National Development and Reform Commission and the Ministry of Finance restructured the PRC telecommunications industry with the objective of increasing competition. This restructuring, which began in May 2008 and was completed in the fall of 2008, resulted in three major operators offering a combination of fixed line and mobile communications services. While it remains unclear how the restructuring will affect the mobile telecommunications industry, Pypo must adapt to any resulting developments in the industry to remain competitive.

•

Wireless operators in the PRC have increasingly bundled mobile phone products and wireless services. These wireless operators typically procure mobile phone products from larger mobile phone distributors such as Pypo, rather than directly from manufacturers. During fiscal 2006, fiscal 2007, fiscal 2008 and the six months ended September 30, 2008, Pypo generated approximately 15.9%, 7.2%, 5.3% and 15.8%, respectively, of Pypo’s net revenues from distribution to wireless operators. Failure to provide mobile phones with integrated services tailored to wireless operators, or to cooperate with wireless operators in promoting mobile phones, would result in weaker customer relationships with wireless operators, and the loss of a potential source of significant revenues.

These developments, as well as other changes relating to mobile phone retailers and distributors, may have an adverse effect on Pypo’s operations if Pypo cannot adapt effectively to these changes in order to remain competitive. Pypo’s failure to adapt effectively could erode its market share, result in a decline in its number of customers or lead to price reductions or increased spending for marketing, service promotion and product distribution, any of which would adversely affect Pypo’s profitability.”

Pypo has several operating entities…page 33

21.	We note your response to prior comment 21. Expand the third bullet to clarify whether the mortgage holders on the properties Pypo leases have provided a lease consent. Further, if any of the properties mentioned in the bullet points facilitate Pypo’s generation of a material amount of revenue or house a material amount of assets, individually or in the aggregate, please disclose the extent of the affected revenue and assets.

Middle Kingdom has revised the disclosure in the fourth bullet point on page 34 of the Amended S-4 to clarify that Pypo did not receive lease consents from any of the mortgage holders on those properties that were subject to mortgages at the time the leases were signed.

Middle Kingdom has revised the disclosure in the first bullet point on page 34 of the Amended S-4 to reflect the number of properties affected by the failure to receive title certificates as a percentage of Pypo’s outstanding leases in its retail business.

Other than as set forth in the revised disclosure, the properties mentioned in the bullet points do not generate a material amount of revenues or assets for Pypo’s business. The revised disclosure reads as follows:

“Pypo has several operating entities located in a number of cities throughout China, which rely on the availability of space and facilities for lease in order to conduct business.

Pypo has more than 70 operating entities devoted to its product distribution and retail business. These operating entities are located throughout China, and most of them lease the facilities in which they operate. The terms of the existing leases for these operating entities generally range from 3 to 5 years and expire in 2011 to 2013. As these leases expire in future years, Pypo will need to negotiate the terms and conditions of renewal, and Pypo may be unable to renew leases on terms and conditions favorable to Pypo, if at all. As a result, Pypo may have to pay increased rent or relocate, which may result in additional costs and disrupt Pypo’s business.

Pypo also faces certain risks with respect to the properties it leases, including obtaining required documentation and consents and maintaining compliance with building codes:

•	As of December 31, 2008, Pypo had not received copies of title certificates for approximately 13.7% of the properties that it leases from third parties, which include approximately 50.6% of the properties that it leases for its retail operations in Henan province, or approximately 8.6% of the properties Pypo leases for its retail business as a whole. In the six months ended September 30, 2008, the revenues derived from the retail operation in Henan province accounted for approximately 10.7% of Pypo’s revenues generated from its retail business, or approximately 1.3% of Pypo’s total revenues. In the PRC, lessees typically receive copies of title certificates from lessors as evidence of the applicable lessor’s or owner’s ownership of a leased property. Any challenges to the title documents of any leased properties, if successful, could impair the operations of Pypo’s business. As such, Pypo cannot assure you that title to properties it currently leases will not be challenged.

•

For leases for which the immediate lessors are not the ultimate owners of the leased properties, the lessor did not receive consent from the owners to sublease approximately 5.3% of Pypo’s total leased properties. A lessor’s failure to obtain title to a property or to receive any necessary approvals from the ultimate owner or the primary leaseholder could potentially invalidate a lease or result in the renegotiation of a lease on less favorable terms to Pypo.

•

Approximately 4.6% of Pypo’s leased properties were subject to mortgages at the time the leases were signed. The lessor did not receive a consent from the mortgage holder on any of these properties. If such mortgage holder were to foreclose on the mortgage securing the property, Pypo’s lease may not be binding on any subsequent transferee of the property.

•

For certain properties Pypo leases for its retail business, the lessors are required to register the lease agreements with relevant government authorities to effectuate the leases. The lessors did not complete the registrations of approximately 2.1% of Pypo’s leased properties, which constitute approximately 45.8% of the properties that Pypo leases for its retail operations in Yunnan province. In the six months ended September 30, 2008, the revenues derived from the retail operation in Yunan province accounted for approximately 7.6% of Pypo’s revenues generated from its retail business, or approximately 0.9% of Pypo’s total revenues.

•

The properties Pypo leases from third parties may not be in compliance with all building codes. Although Pypo is not aware of any material noncompliance with building codes, such as unauthorized building structures, on the properties it leases from third parties, Pypo cannot provide any assurance that its leased properties are or will be in compliance with all applicable building codes, and Pypo could incur expenses to remedy any noncompliance with building codes relating to its leased properties.

If Pypo’s existing leases are terminated for any reason prior to their expiration (including, among other things, the considerations set forth above), Pypo may need to find alternative premises. In such a case, Pypo may not be able to find suitable premises on commercially reasonable terms, if at all.”

The loss or reduction of vendor rebates…, page 34

22.	Please expand your disclosure here to clarify whether Pypo’s suppliers have reduced rebates or notified Pypo of such reductions. If so, quantify the effect of the reductions.

Middle Kingdom has added disclosure on page 36 of the Amended S-4 to clarify that Pypo’s suppliers have not reduced rebates or notified Pypo of any such reductions. The revised disclosure reads as follows (emphasis added):

“The loss or reduction of vendor rebates payable to Pypo in connection with the products it distributes may cause revenues to decline and impair cash flows.

Certain of Pypo’s suppliers, through manufacturer and new product promotions and volume discounts, provide favorable purchasing terms to Pypo through volume-based or other rebates. Pypo’s supply contracts may specify these purchasing terms, or Pypo and the relevant manufacturer may negotiate such terms. These vendor rebates help reduce Pypo’s costs in distributing telecommunications products to customers and boost Pypo’s revenues. As of the date of this proxy statement/prospectus, Pypo’s suppliers have not reduced rebates or notified Pypo of any such reductions. However, if Pypo’s suppliers ceased providing or decreased the amount of such rebates, or if Pypo were unable to negotiate favorable rebate terms with manufacturers in future supply contracts, Pypo’s revenues could decline and its cash flows could be impaired.”

The principal shareholder…,page 37

23.	We note your response to prior comment 22. Please avoid frequent reliance on cross references as a substitute for disclosing the information directly. We note specifically the last sentence of this risk factor. Please revise, including a direct statement in this risk factor of the amount of Pypo’s business derived through Beijing Feijie.

Middle Kingdom has revised the disclosure on page 39 of the Amended S-4 to delete the cross reference in the last sentence of the risk factor conform to the disclosure added to page 139 of the Amended S-4 in response to comment 58 below and disclose the amount of Pypo’s business derived through Beijing Feijie. The revised disclosure reads as follows (emphasis added):

“Pypo’s relationship with Beijing Feijie enables Pypo to access capital from sources outside of the PRC while maintaining compliance with PRC laws. Retail businesses in China owned by foreign entities, such as Pypo Cayman and Pypo HK, remain heavily regulated. The PRC government imposes strict approval requirements on foreign-invested companies doing retail business in China, including multi-layered approval formalities involving various government authorities. Each of Pypo Cayman and Pypo HK constitutes a foreign legal person under PRC law, and a company established by either entity in China is regarded as a foreign-invested company under PRC law. To minimize the effect of these restrictions and to reduce the uncertainties associated with the lengthy approval process and facilitate the consolidation of acquired retail businesses, Pypo acquires new retail businesses and conducts its retail operations in China through Beijing Feijie, a domestic PRC company. Similarly, China’s government regulates the foreign ownership, licensing and permitting of companies doing business in the value-added telecommunications industry, and Pypo’s e-commerce business is classified as a “value-added telecommunications service” under PRC law. To comply with these regulations, Pypo conducts its e-commerce business through Beijing Dongdian Wuxian Technology Co, Ltd., a domestic PRC company wholly owned by Beijing Feijie. During the six months ended September 30, 2008, Pypo derived approximately 11.8% of its net revenues through Beijing Feijie.”

Pypo Cayman or MK Cayman…,page 41

24.	We note your response to prior comment 23.

•

If Pypo Beijing currently has no plans to distribute dividends to its shareholders, as noted in your response, then please disclose in an appropriate section of your document the potential impact of the non-payment of such dividends on your business and financial condition. We note, for example, that your response and disclosure on page 39 indicate that Pypo relies on such dividends for its cash needs;

•	Disclose whether Pypo pays the uniform 25% enterprise income tax on global income that you disclose is required from resident, enterprises; and

•

In the first full risk factor on page 42, please clarify whether you will withhold the 10% on gains that United States investors realized from their transfer of your shares after you complete the acquisition of Pypo.

(a) Middle Kingdom advises the Staff that Pypo Cayman is a holding company with no substantial business operations. As such, Pypo believes that its existing cash, derived primarily from the proceeds of a 2007 private placement of shares to ARCH, will be sufficient to satisfy the cash requirements of Pypo Cayman without receiving any dividends from Pypo Cayman’s operating companies. Pypo has added the following disclosure on page 41 of the Amended S-4 regarding the foregoing:

“Pypo believes that its existing cash will be sufficient to satisfy Pypo Cayman’s anticipated cash requirements, without receiving any dividends from Pypo Cayman’s operating companies.”

(b) Middle Kingdom has added disclosure on page 43 of the Amended S-4 stating that Pypo Beijing will pay the uniform 25% enterprise income tax on global income for the period beginning January 1, 2009, while Pypo Cayman and Pypo HK will not pay such tax. The new disclosure reads as follows:

“Given the short history of the EIT law and lack of applicable legal precedent, it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company such as Pypo Cayman or MK Cayman. If the PRC tax authorities determine that Pypo Cayman or MK Cayman is a “resident enterprise” for PRC enterprise income tax purposes, a number of tax consequences could follow. First, Pypo Cayman or MK Cayman could be subject to the enterprise income tax at a rate of 25% on its global taxable income. Second, the EIT Law provides that dividend income between “qualified resident enterprises” is exempt from income tax. It is unclear whether the dividends Pypo Cayman or MK Cayman receives from Pypo Beijing constitute dividend income between “qualified resident enterprises” and would therefore qualify for tax exemption. If Pypo Cayman or MK Cayman is required to pay income tax on any dividends it receives from Pypo Beijing, the amount of dividends Pypo Cayman or MK Cayman could pay to its shareholders would be materially reduced. Pypo Beijing will pay the 25% enterprise income tax on global income for the period beginning January 1, 2009.”

(c) Middle Kingdom respectfully advises the Staff that as discussed in Middle Kingdom’s response to prior comment 20, the PRC tax authorities were not able to provide a definitive conclusion as to the “resident enterprise” status of MK Cayman, Pypo Cayman or Pypo HK. Pypo will again consult with the PRC tax authorities and make any necessary tax withholding if the PRC tax authorities determine that Pypo Cayman or MK Cayman is a resident enterprise under the EIT Law. Accordingly, Middle Kingdom has added disclosure on page 43 of the Amended S-4 stating that it does not intend to withhold the 10% of gains that United States investors will realize from their transfer of their shares after consummation of the business combination. The new disclosure reads as follows:

“As of the date of this proxy statement/prospectus, the PRC tax authorities have not been able to provide Pypo with a definitive determination as to the “resident enterprise” status of MK Cayman, Pypo Cayman or Pypo HK. As such, MK Cayman does not intend to withhold the 10% on gains that United States investors will realize from the transfer of their shares upon consummation of the business combination. Pypo will again consult with the PRC tax authorities and make any necessary tax withholding if the PRC tax authorities determine that Pypo Cayman or MK Cayman is a resident enterprise under the EIT Law.”

Dividends that shareholders receive…, page 42

25.	We note your response to prior comment 24. However, given your frequent use of “may,” it is unclear whether the treaty or tax credit is available to United States investors. Also, given your continued vague references to “the income tax treaty” and “a foreign tax credit,” the material features of the income tax treaty and credit remain unclear. Therefore, we reissue the comment.

Middle Kingdom has revised the disclosure on page 44 of the Amended S-4 as follows:

“In the case of a U.S. Holder, as defined in the section entitled “Material United States Federal Income Tax Considerations – General,” if PRC taxes apply to dividends paid on the ordinary shares of MK Cayman, or to gain from the disposition of the ordinary shares or warrants, such taxes should be treated as foreign taxes eligible for a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations), and the U.S. Holder should be entitled to certain benefits under the income tax treaty between the United States and the PRC (including the treatment of any such income as arising in the PRC for purposes of calculating such foreign tax credit, if such holder is considered a resident of the United States for the purposes of the treaty).”

26.	Please provide us your analysis of whether an opinion regarding PRC tax matters is required to be filed as an exhibit to your filing per Regulation S-K Item 601(b)(8).

Middle Kingdom respectfully advises the Staff that Pypo’s PRC counsel is reviewing this issue, and Middle Kingdom will address the Staff’s comment when responding to the SEC’s next round of comments with respect to the Amended S-4.

Pypo’s intercompany loans…, page 43

27.	Regarding your response to prior comment 79:

•

please clarify whether your reference to “intercompany loans” means loans to Pypo’s operating companies mentioned in the chart on page 132 or loans to affiliates’ companies like those mentioned in your related-party transactions disclosure;

•	we note that the intercompany loans “may” be subject to PRC regulations. Please clarify why you do not know whether those loans are subject to the laws you reference;

•	explain whether Pypo possesses a financial service business license or proceeded through a financial agency;

•	disclose the aggregate amount of intercompany loans Pypo currently has outstanding; and

•	clarify why enforcement of the regulations you cite “remains unpredictable.”

(a) Middle Kingdom has revised the disclosure on page 45 of the Amended S-4 to clarify that “intercompany loans” refer to the loans to Pypo’s affiliates incorporated in China, such as those disclosed under the heading “Certain Relationships and Related Party Transactions—Pypo Related Party Transactions—Transactions with Directors, Shareholders and Affiliates” of the Amended S-4. The revised disclosure reads as follows:

“Pypo currently has several intercompany loans among Pypo Beijing and certain of Pypo’s affiliates incorporated in China.”

(b) Middle Kingdom respectfully advises the Staff that PRC laws generally do not permit companies like Pypo Beijing that do not possess a financial service business license to extend loans directly to other companies without proceeding through a financial agency. However, PRC companies commonly extend loans to, or receive loans from, other PRC companies in order to meet their capital needs, even if they do not possess a financial service business license. PRC government authorities usually do not proactively interfere with such dealings unless a dispute arises and the parties seek court proceedings to resolve the dispute. Depending on the nature of the dispute, the PRC government authorities may declare these loans void, require the forfeiture of any interest paid and levy fines or other penalty upon the parties involved, among other remedies. Because such a dispute has not yet arisen, Pypo cannot predict whether the intercompany loans will be subject to regulations by PRC government authorities.

(c) Middle Kingdom has revised the disclosure on page 45 of the Amended S-4 to clarify that Pypo Beijing does not possess a financial service business license and it did not proceed through a financial agency when it extended loans to, or received loans from, its affiliates.

(d) Middle Kingdom has also added disclosure on page 45 of the Amended S-4 stating the aggregate amount of intercompany loans Pypo had outstanding as of December 31, 2008.

(e) As discussed in the response to part (b) above, PRC government authorities usually do not proactively interfere with such dealings unless a dispute arises and the parties seek court proceedings to resolve the dispute. Depending on the nature of the dispute, the PRC government authorities may declare the intercompany loans void, require the forfeiture of any interest paid and levy fines upon the parties involved. Therefore, Pypo cannot predict how PRC government authorities will enforce the restrictions on intercompany loans.

Middle Kingdom has revised the disclosure on page 45 of the Amended S-4 to reflect the foregoing. The revised disclosure reads as follows:

“Pypo currently has several intercompany loans among Pypo Beijing and certain of Pypo’s affiliates incorporated in China. As of December 31, 2008, the outstanding balance of the intercompany loans was approximately $1.8 million. PRC laws generally do not permit companies that do not possess a financial service business license to extend loans directly to other companies, including affiliates, without proceeding through a financial agency. Pypo Beijing does not possesses such a financial service license and did not proceed through a financial agency when it extended loans to, or received loans from, its affiliates. However, PRC authorities have historically refrained from proactive enforcement of these restrictions, unless a dispute arises among the parties to such loans and the parties seek court proceedings to resolve the dispute. As such, Pypo cannot predict how PRC government authorities will enforce these restrictions. If government authorities enforce these restrictions, such authorities may declare these loans void, require the forfeiture of any interest paid and levy fines or other penalty upon the parties involved, among other remedies.”

PRC regulations relating to the establishment of offshore special purpose vehicles, page 43

28.	Please reconcile your statement in the third paragraph regarding Pypo’s affiliates having filed required registrations with the information in the paragraph numbered 7 on page 4 of exhibit 99.6 that indicates that such filings have not been made. In this regard, please tell us when the amendments that you say are in process on the bottom page 43 were initiated and what hurdles remain until they are completed.

Middle Kingdom advises the Staff that the information in exhibit 99.6 has been reconciled with the disclosure in the third paragraph of the above-referenced risk factor.

In addition, Middle Kingdom advises the Staff that the amendment of the SAFE registrations was initiated in December 2008. The completion of the amendment registration will depend in part on the time SAFE needs to process the amendment registration. This timing depends on various internal factors of the SAFE branch, including workload, staffing, complexity of internal reporting and approving procedures of the SAFE branch.

The approval, page 44

29.	With a view toward clarification of your disclosure added in response to prior comment 26, please tell us the nature of the “regulations…other than the M&A Regulation” that governed the May 2007 transaction and whether Pypo complied with all such regulations.

Middle Kingdom has revised the bullet point disclosure on page 46 of the Amended S-4 to clarify that while the M&A Regulation relates to the acquisition of non-foreign invested enterprises, the “regulations… other than the M&A Regulation” refer to PRC regulations related to the acquisition of equity interests of foreign-investment enterprises. Pypo has complied with all such regulations. The revised disclosure reads as follows:

“•	the restructuring of Pypo Beijing from a domestic company to a sino-foreign joint venture company was completed in June 2006, before the M&A Regulation became effective. In addition, the restructuring of Pypo Beijing from a sino-foreign joint venture company to a wholly foreign owned enterprise (which was completed in July 2007) is governed under PRC regulations related to foreign investment enterprises rather than the M&A Regulation (which, as noted above, applies to the acquisition of domestic PRC enterprises);”

As a foreign private issuer…,page 45

30.	We note your response to prior comment 27. If you are electing to provide your disclosure regarding the target based on the requirements of Form F-4 in reliance on General Instruction F to Form S-4, we do not object to you also providing any additional disclosure mentioned in Item 17 of Form S-4. However, please confirm that, at a minimum, your prospectus includes all disclosure that Form F-4 would require for the target. Also, if your transaction involves the issuance of securities of a foreign private issuer, you should include all disclosure required for foreign private issuer transactions, including the disclosure required by Item 10 of Form 20-F.

Middle Kingdom confirms that the prospectus includes all disclosure that Form F-4 would require for the target, including the disclosure required by Item 10 of Form 20-F.

Middle Kingdom advises the Staff that it acknowledges that Item 17 of Form F-4 requires Middle Kingdom to include Item 3.A of Form 20-F, which is the selected financial data section.

As set forth in the September 15, 2008 letter of Mr. Fred Brasch of Middle Kingdom to Mr. Steven Jacobs of the Staff (filed as a CORRESP filing on such date), the proxy statement/prospectus includes selected financial data, prepared in accordance with Item 301 of Regulation S-K, as of and for the periods March 31, 2007 and 2008 and for the years ended March 31, 2006, 2007 and 2008. However, selected financial information under Item 301 of Regulation S-K as of and for the years ended March 31, 2004 and 2005, and as of March 31, 2006 has not been included. Prior to preparing its financial statements for inclusion in the filing, Pypo maintained its books and prepared its financial statements in accordance with generally accepted accounting principles in the PRC. To prepare the financial information for the years ended March 31, 2004 and 2005 and as of March 31, 2006 on a basis consistent with the U.S. GAAP used by Pypo in the financial information included in the filing would have involved unreasonable effort and expense, and accordingly such information for these earlier periods was omitted.

Vote Required, page 63

31.	We note your disclosure that it is a condition to consummate the business combination that the proposals regarding the changes to the charter be approved. Please tell us which provision of Annex A imposes this condition.

We advise the Staff that Section 3.5 of Annex A states that the Memorandum and Articles of Association of MK Cayman in the form agreed to by the parties (and included as annexes to the proxy statement/prospectus) be effective upon the completion of the redomestication. The form of Memorandum and Articles of Association includes the various charter provisions that Middle Kingdom is asking its stockholders to approve. As such, if the form of Memorandum and Articles of Association is not approved, the parties will not be able to complete the transaction in compliance with the merger agreement.

Conversion Rights, page 65

32.	We note your response to prior comment 33. However, it continues to appear that your IPO prospectus contemplated investors physically holding their shares beyond the date of the vote, which would have permitted them to decide after the vote whether to sell their shares or deliver them to you for conversion. Thus, while the election to convert may have been irrevocable after the vote, it appears that the actual conversion was not irrevocable. Therefore, we reissue prior comment 33.

In order to address the Staff’s concerns, Middle Kingdom has revised the disclosure throughout the Amended S-4 to provide for a 14-day period after the special meeting within which stockholders that elected conversion prior to the vote on the business combination could deliver their Class B shares. Middle Kingdom respectfully submits that such a grace period should allow its stockholders sufficient time to deliver their shares after the meeting.

33.

Your statement in the second paragraph that shareholders can physically tender their stock certificates is inconsistent with your statement in the last full paragraph on page 66 that shareholders’ bank or broker must electronically transfer the shares. Likewise, your statement on page 66 that you will not require delivery of certificates prior to the meeting if stockholders do not receive their proxy material at least twenty days before the meeting is inconsistent with your statement in the next sentence that transfer of shares before the vote is required. Please revise your disclosure to provide investors clear, consistent information regarding conversion procedures.

Middle Kingdom has revised the disclosure in compliance with the Staff’s comment on page 23 of the Amended S-4. The revised disclosure reads as follows:

“Pursuant to the arrangements established at the time of Middle Kingdom’s IPO, all Middle Kingdom Class B stockholders are entitled to elect conversion of their Class B shares in the event they vote against the business combination and tender their shares as described in the section below entitled “Conversion Procedures.” However, the business combination will not be consummated if the holders of 336,019 or more of the Class B common stock exercise their conversion rights in connection with the business combination. If you properly exercise your conversion rights, then you will be irrevocably exchanging your shares of Class B common stock for cash and, upon delivery of such shares after completion of the business combination, will no longer own those shares of Class B common stock upon the consummation of the business combination. You may only demand that Middle Kingdom convert your Class B shares by checking the box on the proxy card and, at the same time, ensuring your bank or broker complies with the requirements described in the section below entitled “Conversion Procedures.” You will only be entitled to receive cash for those Class B shares if you continue to hold those shares through the closing date of the business combination.

In connection with tendering your shares for conversion, in order to receive the conversion price, you must elect either to physically tender your stock certificates to Middle Kingdom’s transfer agent or deliver your shares electronically to the transfer agent using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, which election would likely be determined based on the manner in which you hold your shares. In order to finalize your conversion, you must submit your shares so that they are received by Middle Kingdom’s transfer agent within 14 days after the meeting date. This period should allow converting stockholders sufficient time to deliver their shares to Middle Kingdom’s transfer agent.”

Conversion Procedures, page 66

34.	We note your response to prior comment 15. Expand to discuss the purpose of the written letter. For example, is it to enable the transfer agent to match surrendered shares with proxy cards and expedite distributions from the trust fund? Also clarify why the transfer agent cannot match surrendered shares with proxy cards in the absence of such a letter.

Middle Kingdom advises the Staff that as the proxy cards and the surrendered shares are delivered to the transfer agent by the record holders of the shares, and not by the beneficial holders due the conversion proceeds, without a written letter stating to whom the surrendered shares belong, the transfer agent cannot match such shares with the proxy cards. More specifically, for stockholders holding shares in “street name,” when such stockholders elect the conversion option on the proxy card, since the shares are held in the name of the stockholder’s broker, the transfer agent will only receive notice that the record holder of the shares (typically the stockholder’s brokerage firm), has exercised its conversion rights with respect to a certain number of shares held of record by the brokerage firm. The transfer agent will not be able to ascertain the beneficial owner of the shares (i.e. the stockholder) that actually exercised the conversion rights without the written letter. The written instruction letter allows the transfer agent to quickly match the shares subject to the conversion notices in its records (which will be for the record holders of the shares, or the brokerage firms) to the beneficial owner of the shares (the stockholder), which will allow for an expedited distribution of the trust funds to the converting stockholders.

35.	We note your disclosure on page 67 that, for withdrawals to be effective, they must be completed prior to commencement of the special meeting. With a view toward clarified disclosure, please tell us how you will handle shares received by the transfer agent if the shareholder has properly satisfied every other conversion procedure but has not withdrawn the shares prior to the special meeting. For example, what will happen to shares submitted for conversion that are owned by shareholders that decide to change their vote at the meeting and elect to vote in favor of the business combination? It is unclear why shareholders must complete their withdrawal prior to commencement of the special meeting.

As discussed in response to comment 32, Middle Kingdom has revised the disclosure to provide stockholders with a 14-day period after the meeting within which to deliver their shares. In addition, in response to the example in the Staff’s comment, Middle Kingdom has revised the disclosure on page 70 of the Amended S-4 as follows:

“In the event that a stockholder tenders its Class B shares and decides prior to the special meeting that it does not want to convert its Class B shares, the stockholder may withdraw the tender by withdrawing its conversion election, which may occur by voting for the business combination.”

Background of the Business Combination, Page 69

36.	We note your response to prior comment 35.

•

Please clarify how you concluded that ARC Capital was acting solely in the capacity of a shareholder, given that the materials provided by ARC appear to have been updated at the time when discussion between the parties began and only after ARC signed a confidentiality agreement; and

•

Please reconcile the last paragraph of your response with the disclosure in the second paragraph on page 72 and the content of exhibits I and J regarding whether the materials in exhibits I and J were for the purpose of analyzing the business combination with Pypo.

Response to Bullet 1.

Middle Kingdom advises the Staff that its dealings with ARC Capital have always been in ARC Capital’s capacity as a shareholder of Pypo. Middle Kingdom concluded that ARC Capital was acting solely in the capacity of a shareholder as ARC Capital has never been an advisor to Middle Kingdom or its board of directors. In negotiating the merger agreement, representatives of ARC Capital were among the principal negotiators for the Pypo shareholders.

Middle Kingdom respectfully advises the Staff that the disclosure on page 69 of the Original S-4 regarding the confidentiality agreement referenced in the Staff’s comment states that Middle Kingdom was required to execute the confidentiality agreement prior to ARC Capital providing it with information about Pypo. Specifically, the disclosure states, “Mr. Tanenbaum signed a confidentiality agreement with ARC Capital covering the exchange of information about Pypo.”

Response to Bullet 2.

Middle Kingdom has revised the disclosure on page 76 of the Amended S-4 to reconcile the last paragraph of its response to prior comment 35 as follows:

“On June 30, 2008, Middle Kingdom engaged SPAC Investments, Ltd. to assist it in analyzing the valuation of the proposed Pypo transaction by preparing an analysis of valuations of other acquisition company business combinations and to help prepare a presentation explaining the proposed transaction to the investment community.”

37.	Regarding your responses to prior comments 3 and 36, please tell us why the presentation to the investment community was not filed by the registrant.

MK Arizona, as the registrant, advises the Staff that it will file the presentation previously filed by Middle Kingdom.

38.	Please update this section to include the background of the January 2009 amendment. Include who initiated the waiver of the closing condition and the purpose of the waiver.

Middle Kingdom has added the following disclosure on page 76 of the Amended S-4:

“The merger agreement contemplated that Middle Kingdom would take the actions necessary, including soliciting proxies for a special meeting of shareholders to extend the December 13, 2008 business combination completion date to at least February 28, 2009. However, after discussion among the parties to the merger agreement in October and November 2008 the parties agreed to extend such date to August 31, 2009 to provide for additional time to complete the SEC staff review process.

On December 10, 2008, Middle Kingdom held a special meeting of stockholders, pursuant to a Notice of Special Meeting of Stockholders and Proxy Statement dated November 24, 2008. At this special meeting the stockholders of Middle Kingdom approved three amendments to its Second Amended and Restated Certificate of Incorporation, the effect of which was to (i) eliminate the provision of its certificate of incorporation that purported to prohibit amending its “business combination” provisions; (ii) extend the date before which Middle Kingdom must complete a business combination, to avoid being required to liquidate, from December 13, 2008 to August 31, 2009, and in connection therewith, to authorize Middle Kingdom to amend the trust agreement established in connection with Middle Kingdom’s initial public offering to extend the date by which the trust account must be liquidated from December 13, 2008 to August 31, 2009; and (iii) allow holders of less than 20% of Middle Kingdom’s Class B shares who vote against the proposals considered at the meeting and elect conversion to convert their Class B Shares into a portion of the funds available in the trust account. The three amendments were approved by a vote of 80.19%, 80.75% and 80.19% of the shares of common stock and Class B common stock, voting as a group at the special meeting, respectively.

During the period from November 10, 2008 to December 5, 2008, Capital Ally and ARCH, Pypo’s two largest shareholders, acquired beneficial ownership of 2,685,200 Middle Kingdom Class B shares, which represent 87.4% of the Class B shares outstanding.

Class B shareholders representing 348,042 Class B shares voted against the extension amendments and requested the conversion of their Class B shares into their pro rata portion of the trust account. Based on the number of Class B shares converted into the trust account in connection with the extension amendments, Middle Kingdom will now not be able to complete the business combination if holders of 336,019 or more Class B shares vote against the business combination and choose to convert their Class B shares into their pro rata portion of the Trust Account.

As of January 6, 2009 Middle Kingdom and the other parties to the merger agreement entered into an amendment to the merger agreement that reflected the extension of the date by which the business combination had to be completed from December 13, 2008 to August 31, 2009. In addition, at the request of the Pypo parties, the merger agreement was amended to extend the date by which Capital Ally was required to repay loans from the Pypo entities in the aggregate principal amount of approximately $20,000,000 from on or before February 28, 2009 to June 30, 2009.”

Interest of Middle Kingdom’s Management, page 72

39.	Refer to your statements in the first bullet point regarding completing another business combination and extending the August 31, 2009 deadline. Please reconcile this disclosure with your response to prior comment 14 and the statements on the cover of Middle Kingdom’s proxy statement filed November 24, 2008 that you will not complete another acquisition and that an extension of the deadline is precluded. Please disclose clearly and directly your intentions.

Middle Kingdom has revised the first sentence of the above-referenced first bullet point on page 77 of the Amended S-4 as follows:

“If the business combination with Pypo is not approved by August 31, 2009, Middle Kingdom will be required to liquidate.”

Middle Kingdom advises the Staff that it has made conforming changes throughout the Amended S-4 to reflect the fact that it will not complete a business combination other than the Pypo business combination.

Satisfaction of the 80% Test, page 76

40.	Please expand your response to prior comment 39 to:

•

Clarify the basis for the board’s conclusion that the comparable companies represent “a good cross-section.” If this was a subjective determination without objective support, please say so clearly. Also, it appears from your disclosure on page 77 that companies meeting such criteria were excluded from the comparison. If so, disclose the reasons for making such exclusions;

•

Clarify the sources of the “publicly available information” relied on by management in formulating the price-earnings ratio for the comparator companies. Also provide us with copies of this information;

•	Please more clearly explain to investors how the 9.8 price/earnings ratio resulted in a $378,000,000 valuation;

•	Expand to clarify the “foregoing assumptions regarding the earnings of Pypo” mentioned in the last paragraph. It is unclear to what assumptions you are referring;

•

Expand the penultimate paragraph on page 77 to disclose whether you determined a price-earnings ratio for Pypo in December 2008 when you updated the comparable company analysis. If you did, disclose that ratio; if you did not, explain why not and add any appropriate risk factors; and

•

Disclose the projections mentioned in the fifth bullet of prior comment 39. In this regard, we note that your response indicates that such projections are “out of date and are no longer operative or material” and that Pypo has not provided you updated projections. However, it appears from your disclosure that your board continued to rely on such projections in determining that the valuation of Pypo was appropriate as of December 23, 2008.

Middle Kingdom addresses below each bullet point in the Staff’s comment. As background to Middle Kingdom’s response, the disclosure that is the subject of Staff comments 40 and 41 appeared under the section of the Original S-4 entitled “Satisfaction of the 80% Test.” Middle Kingdom’s certificate of incorporation requires only that any business acquired by Middle Kingdom must have a fair market value equal to at least 80% of Middle Kingdom’s net assets at the time of the acquisition. Such assets include the amount in the trust account, or approximately $28.8 million as of December 31, 2008. Based on the 80% test, the fair market value of Pypo need only be greater than $23.0 million, a threshold that would be met even if the Middle Kingdom board’s valuation were discounted by more than 90%. As of September 30, 2008, approximately $34.2 million of cash and cash equivalents, and $147.3 million in stockholders equity, were reflected on Pypo’s balance sheet, amounts far in excess of the approximately $23.0 million required to satisfy the 80% test. As discussed during Middle Kingdom’s telephone conference with the Staff on February 26, 2009, the Original S-4 did not distinguish clearly enough between the satisfaction of the 80% test and Middle Kingdom’s valuation of Pypo prior to the execution of the merger agreement. In an attempt to avoid confusing two separate issues, the Amended S-4 separates disclosure regarding the 80% test from disclosure regarding Middle Kingdom’s valuation of Pypo prior to executing the merger agreement.

With respect to the consideration being paid in the transaction, in September 2008, the parties negotiated the merger agreement on an arm’s length basis. When approving the transaction, Middle Kingdom’s board relied in part on Pypo’s net income projections for fiscal 2010 and 2011, as described below. Since the signing of the merger agreement, however, the global economy has deteriorated significantly, negatively impacting the retail sector and the market for the distribution of wireless telecommunications products in the PRC. As a result, several assumptions underlying Pypo’s projections no longer reflect the current state of the global economy or Pypo’s future results. Furthermore, Pypo has not provided Middle Kingdom with updated projections due to continued uncertainty caused by the current economic conditions in PRC. Nevertheless, since the parties have signed a binding agreement, Middle Kingdom is required to present the transaction to its stockholders and permit them to make their determination of the amount being paid for Pypo. Middle Kingdom’s stockholders concerned that Pypo’s projections are out of date and may not be indicative of future results can vote against the business combination and convert their shares into their pro rata portion of the trust account.

By the closing of the business combination, Middle Kingdom’s class B stockholders will have had two opportunities to convert their class B shares into their pro rata portion of the trust account (in addition to the opportunity presented by the Pypo shareholders’ previous purchase of Class B common stock). First, at the December 10, 2008 special meeting to approve the extension amendment, holders of 348,042 class B shares, or 10.18%, converted their shares into their pro rata portion of the trust account. Middle Kingdom’s remaining class B stockholders will have a second opportunity to convert their class B shares into a pro rata portion of the trust account at the special meeting to approve the business combination and related proposals. In other words, any remaining class B stockholder will have an opportunity to vote against the business combination and receive his/her pro rata portion of the trust account.

Response to Bullet 1.

Middle Kingdom moved the disclosure referenced in the Staff’s comment to the section “The Business Combination Proposal – Middle Kingdom’s Reasons for the Business Combination and Recommendation of the Middle Kingdom Board.” Middle Kingdom has addressed the Staff’s comment and revised the disclosure now appearing on pages 78-79 of the Amended S-4 as follows:

“Middle Kingdom’s subjective belief is that these companies represent a good cross-section of the mobile phone distribution market and electronics distribution and retail market. Middle Kingdom believes that there are no other publicly traded mobile phone distributors in the PRC with a growing retail presence. Middle Kingdom selected the specific companies for the reasons listed below (recognizing that none of them is directly comparable and therefore the comparisons may not be applicable):

•

like Pypo, Brightpoint, Inc. and The Carphone Warehouse Group PLC are both distributors and retailers of mobile phones. Brightpoint operates in Europe, North America and certain parts of Asia (other than China), while The Carphone Warehouse operates in Europe;

•	Telling Telecommunication Holding Co., Ltd. is a distributor and retailer of mobile phones in China, although on a larger scale than Pypo;

•	SYNNEX Corporation primarily distributes mobile phones in Taiwan, which is a significantly smaller market than the PRC;

•	Suning Appliance Co., Ltd. and Gome Electrical Appliances Holdings Limited are large electronic goods and consumer appliances retailers in the PRC; and

•	Best Buy Co., Inc. is a retailer of consumer electronics, entertainment software, home office products and appliances in the United States, Canada and China.”

Middle Kingdom advises the Staff that in response to the last two sentences of the comment in bullet 1, Middle Kingdom revised the disclosure set forth above to clarify that it was not deliberately excluding companies. Because there are no directly comparable companies, Middle Kingdom attempted to select a reasonable cross-section to perform its valuation. This process involved a subjective determination of companies that may have similar characteristics, but whose performance may not be indicative of Pypo’s future prospects.

Middle Kingdom initially identified seven companies in calculating the comparable price earnings ratio for the 12 months ending March 31, 2010 prior to determining whether or not such companies publicly disclosed earnings estimates. After identifying the seven companies, Middle Kingdom determined that two of the companies, Bright Point and Telling, did not publicly disclose earnings estimates for the 12 months ending March 31, 2010. However, Middle Kingdom determined to leave the information with respect to these companies in the chart for the consideration of its stockholders.

Response to Bullet 2.

Middle Kingdom advises the Staff that sources of the information in the table are estimates published by Reuters, Bloomberg and the public filings and disclosures of the applicable companies. Middle Kingdom is supplementally providing the Staff with copies of the source documents from which the above data was obtained.

Response to Bullet 3.

Middle Kingdom moved the disclosure referenced in the Staff’s comment to the section “The Business Combination Proposal – Middle Kingdom’s Reasons for the Business Combination and Recommendation of the Middle Kingdom Board.” Middle Kingdom has addressed the Staff’s comment and revised the disclosure now appearing on page 80 of the Amended S-4 as follows:

“In negotiating the merger agreement with Pypo, Middle Kingdom and Pypo agreed on a valuation that resulted in a price earnings ratio of 9.8 based on the earn-out target of $54.0 million for Pypo for the year ending March 31, 2010. The price earnings ratio of 9.8 was calculated based upon (a) a numerator of $8.40, which upon execution of the merger agreement in September 2008 equaled the amount estimated to be paid from Middle Kingdom’s trust account as of December 13, 2008, the original deadline for completing a business combination, and (b) a denominator of $0.86, the minimum earnings per share calculated using the treasury stock method, which Pypo would earn in fiscal 2010 if Pypo met the earn-out target for that year of $54.0 million. In calculating this ratio, Middle Kingdom’s board did not give material weight to the trading value of Middle Kingdom class B shares as of the date of the merger agreement, believing that any difference between the $8.14 per share price in the trading market on the date the merger agreement was signed and the cash conversion value of $8.40 represented a market-determined time value of money discount to the December 13, 2008 cash conversion value, rather than the per share value that reflected the pending business combination with Pypo. …The minimum valuation of $378,000,000 at the time of the merger agreement is based on the initial payment to the Pypo shareholders at the closing of the business combination of 45,000,000 shares, multiplied by the $8.40 per share price.”

Response to Bullet 4.

Middle Kingdom’s revised disclosure does not include the statement discussed in the Staff’s comment.

Response to Bullet 5.

Middle Kingdom’s revised disclosure does not include the statement discussed in the Staff’s comment.

Notwithstanding the deletion of the disclosure discussed in the Staff’s comment, Middle Kingdom advises the Staff that it believes it has addressed the issue in the Staff’s comment by adding the following risk factor on page 53 of the Amended S-4:

“Middle Kingdom’s valuation of Pypo is dependent on Pypo achieving its earn-out target for March 31, 2010.

In negotiating the merger agreement with Pypo, Middle Kingdom based its valuation of Pypo on Pypo’s June 2008 net income projections of $54.0 million for fiscal 2010 and $64.8 million for fiscal 2011 (assuming an exchange rate of US $1.00 to RMB 6.8666). At the time the merger agreement was negotiated, Middle Kingdom understood that the projections were based upon certain key assumptions about Pypo’s business prospects, including the following, several of which are currently out of date:

•	The number of Chinese mobile phone users and sales volumes for mobile phones in China would expand at rates of at least 16.0% annually from fiscal 2008 through fiscal 2011;

•

Pypo’s distribution agreement with its principal supplier, Samsung would remain in effect through at least fiscal 2011 with terms no less favorable to Pypo than the agreement in effect in September 2008;

•	Pypo’s principal supplier would maintain a top two market share in the mobile phone sector in China for each year from fiscal 2009 through fiscal 2011;

•	Pypo would continue to be one of the top three distributors for Samsung in the Chinese mobile phone sector for each year from fiscal 2009 through fiscal 2011;

•	Pypo would successfully integrate the acquisitions of retail stores in Hebei, Yunnan, Henan, Hunan, Jiangsu, Shandong, Shanxi and Gansu province and in Shanghai; and

•	Pypo would maintain its gross margins (including vendor rebate rates from Pypo’s principal suppliers) at or near fiscal 2008 levels for each year from fiscal 2009 through fiscal 2011.

Since Middle Kingdom executed the merger agreement and received Pypo’s projections, an unprecedented deterioration in the global economy has negatively impacted the retail sector and the market for the distribution of wireless telecommunications products in the PRC. As a result, several of these key assumptions underlying Pypo’s net income projections are no longer accurate, including the following:

•

The number of Chinese mobile phone users and sales volumes for mobile phones in China will likely not expand at a rate of at least 16.0% annually in 2009, and expansion rates from fiscal 2010 to fiscal 2011 may fall below previously expected levels, particularly with respect to higher end products; and

•	Pypo will be unlikely to maintain gross margins (including vendor rebate rates from Pypo’s principal suppliers) at or near fiscal 2008 levels in each year from fiscal 2009 through fiscal 2011.

As a result, Pypo’s projections may be out of date and may not be indicative of future results. Furthermore, Pypo has not provided Middle Kingdom with updated projections due to continued uncertainty caused by the current economic conditions in PRC.

Middle Kingdom has not modified the Pypo valuation since the execution of the merger agreement to consider the recent global economic downturn or the recent short-term performance of Pypo as reflected in the Pypo financial statements for the six month period ended September 30, 2008 included in this proxy statement/prospectus.

Considering the extent of the current global economic downturn, there is no assurance that the markets in which Pypo operates will recover, or that Pypo will be able to meet the earn-out targets in the merger agreement. If Pypo’s results for March 31, 2010 are materially less than the earn-out target for such period, the actual price earnings ratio for MK Cayman will be higher than 9.8. Pypo’s failure to meet the earn-out targets may result in the post-closing value of MK Cayman’s ordinary shares being materially less than the per share conversion value available to Middle Kingdom’s Class B stockholders that choose to convert their shares into the trust account, or $8.43 per share as of December 31, 2008.

Middle Kingdom is submitting the business combination for a vote of Middle Kingdom’s stockholders as required under the merger agreement and Middle Kingdom does not intend to modify the terms of the business combination with Pypo prior to such vote. Class B shareholders concerned with the investment risks associated with Pypo’s failure to meet the earn-out targets, or the fact that the underlying projections are out of date and may not be indicative of future results, should consider voting against the business combination and convert their Class B shares into their pro rata portion of the trust account.”

Response to Bullet 6.

Middle Kingdom moved the disclosure referenced in the Staff’s comment to the section “The Business Combination Proposal – Middle Kingdom’s Reasons for the Business Combination and Recommendation of the Middle Kingdom Board.” Middle Kingdom revised its disclosure to include the net income projections provided to Middle Kingdom in June 2008, which were the projections utilized to establish the earn-out targets. Middle Kingdom revised the disclosure on page 80 of the Amended S-4 as follows:

“Middle Kingdom based the earn-out targets in the merger agreement on Pypo’s net income projections prepared in June 2008 of $54.0 million for fiscal 2010 and $64.8 million for fiscal 2011 (assuming an exchange rate at the time of US $1.00 to RMB 6.8666). At the time the merger agreement was negotiated, Middle Kingdom understood that the projections were based upon certain key assumptions about Pypo’s business prospects, including the following, several of which are currently out of date:

•	The number of Chinese mobile phone users and sales volumes for mobile phones in China would expand at rates of at least 16.0% annually from fiscal 2008 through fiscal 2011;

•

Pypo’s distribution agreement with its principal supplier, Samsung would remain in effect through at least fiscal 2011 with terms no less favorable to Pypo than the agreement in effect in September 2008;

•	Pypo’s principal supplier would maintain a top two market share in the mobile phone sector in China for each year from fiscal 2009 through fiscal 2011;

•	Pypo would continue to be one of the top three distributors for Samsung in the Chinese mobile phone sector for each year from fiscal 2009 through fiscal 2011;

•	Pypo would successfully integrate the acquisitions of retail stores in Hebei, Yunnan, Henan, Hunan, Jiangsu, Shandong, Shanxi and Gansu province and in Shanghai; and

•	Pypo would maintain its gross margins (including vendor rebate rates from Pypo’s principal suppliers) at or near fiscal 2008 levels for each year from fiscal 2009 through fiscal 2011.

The earn-out target for fiscal 2010 equals Pypo’s net income projections for fiscal 2010 and the earn-out target for fiscal 2011 is $2.2 million higher than Pypo’s net income projections for fiscal 2011.”

41.	Please expand your disclosure in response to prior comment 40 to clarify the specific nature of “Pypo’s financial performance and profit growth” that led your board to conclude that Pypo had increased in value 40% from $270,000,000 to $378,000,000. Also disclose the date of the information used; for example, did your board consider the decreased net income of Pypo for the six months’ ended September 30, 2008 as compared to the prior year’s period?

Middle Kingdom advises the Staff that it has modified the section referenced in the Staff’s comment, and has removed the discussion of Pypo’s “financial performance and profit growth.” Middle Kingdom advises the Staff that it modified the disclosure to more specifically address the fact that the Pypo business combination meets the 80% test, which is the subject of the disclosure. Middle Kingdom further advises the Staff in response to the last sentence of comment 41 that Middle Kingdom believes the Staff’s comment is no longer applicable to the revised disclosure.

Middle Kingdom’s Conditions to Closing, page 89

42.	Please expand your response to prior comment 41 to show us how you reached your conclusion that an investor would not find a transaction that satisfied the closing conditions to be materially different from a transaction that did not satisfy those conditions. We note, for example, the closing conditions mentioned in the first and fifth bullets of this section.

Middle Kingdom advises the Staff that notwithstanding the ability of the parties to effect a waiver of a closing condition in the merger agreement, they are cognizant of their disclosure responsibilities under the Securities Act of 1933, as amended. Accordingly, Middle Kingdom has added disclosure on page 99 of the Amended S-4 to clarify that to the extent a waiver of a closing condition would render the statements in the Amended S-4 materially misleading, Middle Kingdom intends to supplement the materials provided to investors and resolicit proxies to the extent required by law. The new disclosure reads as follows:

“To the extent a waiver by any party renders the statements in this proxy statement/prospectus materially misleading, Middle Kingdom intends to supplement the this proxy statement/prospectus and resolicit proxies from its stockholders to the extent required by law.”

Lock-up Agreements, page 93

43.	Please expand your disclosure provided in response to the last sentence of prior comment 42 to clarify whether Gottex would be subject to the lock up if it acquired the shares pursuant to the pledge.

Middle Kingdom has added the following disclosure on page 101 of the Amended S-4 (emphasis added):

“As described under “Certain Relationships and Related Party Transactions—Pypo Related Party Transactions—Pledge Agreement,” ARCH pledged all of its rights and interests in all of its Pypo Cayman shares in favor of Gottex Fund Management Sarl on January 16, 2008 pursuant to an equitable mortgage agreement as security for performance of obligations by its parent company, ARC Capital, under a loan from Gottex. Under the agreement, ARCH agreed not to sell, transfer, encumber or dispose of the pledged shares without the consent of Gottex. Gottex is expected to consent to the business combination prior to the closing and has prepared a consent for use in connection with the proposed business combination. Notwithstanding the foregoing pledge of shares, Gottex has indicated that it will consent to the lock-up by ARCH of their MK Cayman shares upon completion of the business combination and to the lock-up provisions applicable to ARCH if Gottex were to acquire the MK Cayman shares subject to the pledge.”

Material United States Federal Income Tax Considerations, page 96

44.	Given that your revisions in response to prior comment 43 merely replace the equivocal term “should” with another term that appears to be equivocal rather than stating what the tax consequences will be, we reissue the comment.

In this regard, please note that it is generally inappropriate to disclose that a tax consequence in unequivocal terms like you do in the first sentence of the fast paragraph under “Tax Consequences to U.S. Holders of MK Arizona Securities” on page 98 and then disclose that the same tax consequence is uncertain as you do in the last sentence of that same paragraph.

If counsel is able to opine on a matter but doubt exists because of a lack of relevant authority or otherwise, you may use the term “should” to make it clear that the opinion is subject to a degree of uncertainty. In such cases, you should explain why counsel cannot give a “will” opinion, describe the degree of uncertainty in the opinion, and provide risk factor and/or other appropriate disclosure setting forth the risks to investors. If, in contrast, your counsel is not able to opine on a material tax matter, please say so directly, disclose why counsel is not able to provide the opinion, and state the possible outcomes and risks to investors of that tax consequence.

Where you are unable to provide unequivocal disclosure regarding the tax consequences throughout this section, please revise your disclosure accordingly.

Middle Kingdom has revised this section in accordance with the Staff’s comments by using the term “should” in circumstances in which counsel is able to opine on a matter but doubt exists because of a lack of relevant authority or otherwise. In connection with the foregoing edits and in response to comment 45, Middle Kingdom has added a risk factor advising readers of the consequence of the use of the term “should.”

45.	We note your response to prior comment 44. Expand to explain the degree of uncertainty in counsel’s opinion regarding the potential tax consequences. Also, please tell us, with a view toward disclosure, how you concluded that no further risk factors are required, given counsel’s apparent inability to express a firm conclusion regarding multiple tax matters noted in this section.

Middle Kingdom has added the following risk factor on page 52 of the Amended S-4:

“The tax opinion provided to MK Arizona does not provide a “will” level of comfort on certain of the tax issues discussed in the tax disclosure and does not address all tax issues, including those that are dependent on future facts or events.

Cozen O’Connor, as United States Counsel to MK Arizona, has provided an opinion to MK Arizona (which is attached as Exhibit 8.1 to the Registration Statement of which this proxy statement/prospectus forms a part) that, subject to the assumptions, limitations and qualifications stated therein and herein, Cozen O’Connor has confirmed and adopted as its opinion the statements of U.S. federal income tax law as set forth herein under the caption “Material United States Federal Income Tax Considerations” (the “tax disclosure”). Because of the absence of guidance directly on point as to how the transactions contemplated by the merger, conversion and share exchange or otherwise discussed in the tax disclosure would be treated for U.S. federal income tax purposes, it is not possible to predict what contrary positions, if any, may be taken by the Internal Revenue Service or a court considering these tax issues and whether such positions would be materially different from those discussed in the tax disclosure (although the tax disclosure does describe certain possible alternative tax consequences). As a result, the word “should” and not “will” is often used throughout the tax disclosure in order to indicate a degree of uncertainty concerning these issues that is greater than would be indicated by a “will” level of opinion, but is less than would be indicated by a “more-likely-than-not” level of opinion. In addition, the word “should” is used because the tax disclosure is a general discussion and does not address all tax issues that may be relevant to all stockholders or warrant holders (including those that are subject to special rules under the Code). Moreover, certain tax issues that are discussed in the tax disclosure are dependent on future facts or events, such as whether MK Cayman will be classified as a PFIC for U.S. federal income tax purposes following the merger, conversion and share exchange, and therefore cannot be addressed by a tax opinion. Accordingly, each stockholder and warrant holder is urged to consult its own tax advisor regarding the tax issues discussed in the tax disclosure and how they may relate to the holder’s particular circumstances. See “Material United States Federal Income Tax Considerations,” below for further discussion of these issues.”

46.	Refer to your revisions in the last full paragraph on page 103. Please clarify whether stock that is listed on the OTC Bulletin Board qualifies as marketable stock for purposes of the mark-to-market election.

Middle Kingdom has revised the disclosure on page 111 of the Amended S-4 as follows (emphasis added):

“The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Upon the completion of the business combination, the ordinary shares of MK Cayman will be eligible for listing on the OTC BB. Since it is anticipated that immediately following the business combination the ordinary shares of MK Cayman will only be listed and traded on the OTC BB, the mark-to-market election will not be available.”

47.	Given the changes to this section, please update exhibit 8.

The Staff’s prior comment 81 had requested Cozen O’Connor provide an updated opinion on the date that it expected the registration statement to be declared effective. We confirm that Cozen O’Connor will provide an updated opinion on the effective date of the registration statement.

Taxation on the Disposition. page 100

48.	Please describe the “certain benefits” mentioned in the last sentence.

Middle Kingdom has revised the disclosure on page 108 of the Amended S-4 as follows:

“If PRC taxes apply to any gain from the disposition of the ordinary shares or warrants in MK Cayman by a U.S. Holder, such taxes should be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations), and a U.S. Holder should be entitled to certain benefits under the income tax treaty between the United States and the PRC (including the treatment of any such income as arising in the PRC for purposes of calculating such foreign tax credit, if such holder is considered a resident of the United States for the purposes of the treaty).”

The Redomestication Proposal, page 105

49.	If the redomestication to the Cayman Islands was a “requirement of the Pypo shareholders to complete the business combination,” as indicated in your response to prior comment 48, please revise to state so directly and to explain the business purpose in selecting that jurisdiction. Your current disclosure indicates that the Cayman Islands was chosen simply because Pypo’s business operations are located internationally. If that is correct, explain why the Cayman Islands was selected as opposed to any other jurisdiction.

Middle Kingdom has added the following disclosure on page 113 of the Amended S-4:

“One of the primary reasons the Pypo shareholders required the redomestication to be to the Cayman Islands was that a Cayman Islands entity would be eligible to become listed on the Hong Kong stock exchange, if in the future, the combined company determined to pursue such a listing. In addition, forming a Cayman Islands holding company would afford Pypo favorable tax treatment under Cayman Islands law.”

Differences of Stockholder Rights, page 108

50.	We note your response to prior comment 50. While your stockholders may be governed by Cayman Islands law following completing of your redomestication, it continues to appear that those stockholders’ rights will be affected as a result of your redomestication through Arizona. We note, for example, the 100% approval requirement noted on page 7. Therefore, we reissue prior comment 50.

Middle Kingdom has added the following disclosure on page 116 of the Amended S-4:

“The sole reason Middle Kingdom is merging with MK Arizona is that Delaware law would require approval by 100% of Middle Kingdom’s common and Class B stockholders to change its place of incorporation to the Cayman Islands by conversion or continuation. Because Middle Kingdom’s common and Class B stock is publicly traded, obtaining 100% approval is impractical. By using an Arizona subsidiary in an intermediate step, after Middle Kingdom merges into MK Arizona it will only be required to obtain approval of a majority of its outstanding common stock and Class B common stock to complete the redomestication to the Cayman Islands. Other than the ability to complete the redomestication by a majority vote, as opposed to a 100% vote, Middle Kingdom’s stockholders will not be materially affected by Arizona law.”

51.	In this regard, please tell us when the Arizona company will be soliciting its shareholders to approve the continuation and when the Arizona company will file the related proxy material. Because the proxy card filed with this registration statement appears to be solicited by Middle Kingdom Alliance and will be signed by investors who are not yet shareholders of the Arizona company, it appears that those cards cannot be used by the Arizona company.

Middle Kingdom advises the Staff that MK Arizona will not need to solicit proxies because Middle Kingdom will be the sole shareholder of MK Arizona on the record date for the MK Arizona meeting (which will be on the same day as the Middle Kingdom special meeting ) to vote on the redomestication.

The following is a step-by-step analysis of the meeting mechanics for both Middle Kingdom and MK Arizona.

Step 1: At a meeting of MK Arizona’s sole shareholder, the sole shareholder (Middle Kingdom) approves via a special resolution the continuation of MK Arizona into the Cayman Islands subject only to the authorization of the Middle Kingdom shareholders discussed in Step 2(i) below and the completion of the merger to occur between MK Arizona and Middle Kingdom.

Step 2: Middle Kingdom convenes its special meeting (which will occur immediately after the meeting in Step 1) at which: (i) a majority of the outstanding Class B and common shareholders, voting as a group, approve the merger between Middle Kingdom and MK Arizona and authorize the Middle Kingdom board of directors to complete the continuation of MK Arizona to the Cayman Islands, and (ii) the majority of the Class B shareholders approve the share exchange to be completed by MK Cayman upon completion of the continuation.

Step 3: Middle Kingdom and MK Arizona file their respective certificates of merger to effect the merger with the Secretary of State of Delaware and Arizona, respectively. In the merger, the Class B and common stockholders of Middle Kingdom receive Class B common stock and common stock in MK Arizona.

Step 4: Upon completion of the merger, MK Arizona files the continuation paperwork in the Cayman Islands, which includes the form of Memorandum of Association and Articles of

Association set forth in Annex C of the proxy statement/prospectus. The continuation is effective on filing. In the continuation, the Class B and common stockholders of MK Arizona receive ordinary shares in MK Cayman.

Step 5: The MK Cayman board of directors approves the completion of the share exchange in which MK Cayman issues the Pypo shareholders MK Cayman ordinary shares in exchange for 100% of the Pypo Cayman shares.

The Share Increase Proposal, page 119

52.	We note your response to prior comment 52. Expand the first paragraph to quantify the number of authorized and unissued shares that are currently available to you for future issuances.

Middle Kingdom has revised the disclosure on page 128 of the Amended S-4 as follows (emphasis added):

“If the Share Increase Proposal is adopted, as of the date of this proxy statement/prospectus, assuming the maximum issuance of ordinary shares is made in connection with the business combination and earn-out and reserving for all warrants to be issued and outstanding upon completion of the business combination and earn-out, there will be 918,684,732 authorized and unissued ordinary shares that are not reserved for any specific use and are available for future issuances. Middle Kingdom is currently authorized to issue 15,000,000 shares of common stock, 5,000,000 shares of Class B common stock and 1,000,000 shares of preferred stock. Middle Kingdom currently has 1,065,650 shares of common stock outstanding and 3,072,263 shares of Class B shares outstanding. As such, in addition to the 1,065,650 shares of common stock outstanding, Middle Kingdom has reserved (a) 3,072,263 shares of its common stock for the potential conversion of the Class B common stock into common stock, (b) 4,998,555 shares of its common stock underlying outstanding Class A and Class B warrants outstanding and (c) 778,800 shares of its common stock underlying the underwriter purchase option (including shares underlying warrants included in the underwriter purchase option) issued to the underwriter in Middle Kingdom’s IPO. Therefore, Middle Kingdom has an aggregate of 9,915,268 shares of common stock outstanding and reserved for issuance, and could issue an additional 5,084,732 shares of common stock. Middle Kingdom also has 1,927,737 shares of Class B common stock available for issuance and 1,000,000 shares of preferred stock available for issuance.”

53.	We note your response to prior comment 53. Please clarify why the ability to issue preferred stock will be eliminated.

Middle Kingdom advises the Staff that it incorrectly indicated that MK Cayman’s ability to issue preferred stock would be eliminated. Middle Kingdom has added the following disclosure on page 127 of the Amended S-4:

“Under MK Cayman’s Memorandum of Association, it may issue all or any of its authorized ordinary shares as preferred shares. The preferred shares may be issued from time to time at the discretion of the board of directors without shareholder approval. The board of directors is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the ordinary shares, at such times and on such other terms as they think proper. Although MK Cayman has no immediate plans to issue any preferred shares, the preferred shares could be utilized as a method of discouraging, delaying or preventing a change in control of MK Cayman.”

54.	Please reconcile your disclosure that

“If the Share Increase Proposal is adopted, MK Cayman will not have any capital stock similar in rights to Middle Kingdom’s ‘blank check’ preferred stock. Middle Kingdom’s authorized preferred stock allows Middle Kingdom’s board of directors, without stockholder approval, to issue preferred stock with dividend, liquidation, voting or other rights. In some cases, preferred stock is utilized as a method of discouraging, delaying or preventing a change of control. MK Cayman’s board of directors will not have the flexibility to issue capital stock with the type of rights similar to Middle Kingdom’s preferred stock”.

with your disclosure on page 195

“MK Cayman’s articles of association provide for the authorization of preferred shares. The preferred shares may be issued from time to time at the discretion of the board of directors without shareholder approval. The board of directors is, authorized to issue those shares in different classes and series and, with respect to each class or series, to determine the designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the ordinary shares, at such times and on such other terms as they think proper. MK Cayman has no immediate plans to issue any preferred shares.”

As discussed in Middle Kingdom’s response to comment 53, Middle Kingdom incorrectly indicated that MK Cayman’s ability to issue preferred stock would be eliminated. Middle Kingdom has revised the disclosure as set forth in its response to comment 53, which resulted in the deletion of the first paragraph set forth in the Staff’s comment.

The Amendment Proposal, page 122

55.	Please ensure that this and the other relevant proposals contain all disclosure regarding anti-takeover and similar proposals discussed in Release 34-15230 (October 13, 1978).

Middle Kingdom has added the disclosure required by Release 34-15230 to the Share Increase Proposal (such disclosure is included in the added paragraph set forth in Middle Kingdom’s response to comment 53), the Amendment Proposal and to the Shareholder Consent Proposal. Middle Kingdom does not believe the concerns raised by Release 34-15230 are applicable to the remaining proposals.

The Shareholder Consent Proposal, page 124

56.	We note the last paragraph of this section indicates that the board determined that this proposal, which “would effectively eliminate the opportunity of….shareholders to take any action without a meeting,” is advisable and in the best interest of stockholders. Please disclose the “relevant factors” the board considered, and how it reached this conclusion. Please also expand similar conclusory statements in your other proposals.

Middle Kingdom has revised the conclusory statements in its proposals to disclose the relevant factors the board considered in making its recommendations.

Industry Background, page 129

57.	Please provide current disclosure. We note the references on page 130 to the Chinese government’s granting licenses upon expected completion of its restructuring plan in the fall 2008.

Middle Kingdom has updated the disclosure on page 138 of the Amended S-4. The updated disclosure reads as follows:

“The Chinese government completed the restructuring of the PRC telecommunications industry in fall 2008 and granted licenses to three wireless operators in January 2009 for the distribution of 3G mobile phones. Pypo believes the adoption of the 3G standard and the proposed government licensing program will result in increased demand for 3G mobile phones and accessories in China, a trend from which Pypo hopes to benefit.”

Corporate Organization and Operating History, page 131

58.	We note your response to prior comment 55:

•	Please reconcile your disclosure on page 131 and in note 2 on page 132 regarding the number of subsidiaries;

•

Disclose the first paragraph of your response to the second bullet, and clarify the “certain tax, regulatory, investment and other business related factors” mentioned in your response that caused you to form holding companies in the Cayman Islands and Hong Kong;

•

Refer to your response to the third bullet point and the second paragraph on page 133. Please revise your disclosure to clarify how the 73 subsidiaries facilitate the operation of your “distribution and retail businesses in various provinces in China.” For example, if each of the subsidiaries is partially owned by the subsidiary’s employees to provide them a performance incentive, please say so clearly; and

•	Please describe how “retail businesses in China owned by foreign entities” are “heavily regulated.”

(a) Middle Kingdom respectfully advises the Staff that the 73 subsidiaries identified on page 131 of the Original S-4 referred to the subsidiaries formed under Pypo Cayman, while the 71 subsidiaries identified in note 2 on page 132 of the Original S-4 referred to the subsidiaries formed under Pypo Beijing. Middle Kingdom has clarified this point by adding the word “Cayman” after “Pypo” on page 140 of the Amended S-4. Middle Kingdom has also revised the chart on page 140 of the Amended S-4 to provide a detailed breakdown of Pypo’s corporate structure, which separates the 71 subsidiaries of Pypo Beijing into 24 operating companies owned directly or indirectly by Pypo Beijing (described in revised note 2) and 47 subsidiaries below and including Beijing Feijie, a variable interest entity (described in revised notes 3-9).

(b) Middle Kingdom added disclosure on page 142 of the Amended S-4 to clarify the “certain tax, regulatory, investment and other business related factors” that caused Pypo to form holding companies in the Cayman Islands and Hong Kong. The new disclosure reads as follows:

“Under PRC laws, foreign direct investment in a domestic PRC company is subject to prior government approval and certain registration requirements. As a result, PRC companies that seek overseas financing and listing opportunities typically form offshore holding structures, allowing foreign investors to invest in offshore holding companies. Such a structure allows companies to avoid the requirements to obtain prior government approval and comply with PRC registration requirements. These offshore holding companies in turn invest capital in domestic PRC operating companies. Like many other similarly situated Chinese companies, Pypo adopted such a structure by forming offshore holding companies in the Cayman Islands and Hong Kong. Pypo formed holding companies in both the Cayman Islands and Hong Kong to effectuate this structure due to certain tax, regulatory, investment and other business-related considerations. For example, forming a Cayman Islands holding company affords Pypo favorable tax treatment under Cayman Islands law. Moreover, one of the primary reasons the Pypo shareholders required the redomestication to be to the Cayman Islands was that a Cayman Islands entity would be eligible to become listed on the Hong Kong stock exchange, if in the future, the combined company determined to pursue such a listing. In addition, forming a Hong Kong holding company allows Pypo to enjoy preferential tax treatment pursuant to the Double Tax Avoidance Agreement between Hong Kong and the PRC.”

(c) Middle Kingdom has revised the disclosure on page 142 of the Amended S-4 to clarify how the 73 subsidiaries facilitate the operation of Pypo’s distribution and retail businesses in various provinces in China. The new disclosure reads as follows:

“Pypo Cayman has 73 subsidiaries (of which 24 are wholly owned subsidiaries and 49 are consolidated affiliated entities) that facilitate the operation of its distribution and retail businesses in various provinces in China. Pypo set up subsidiaries in the various regions in China to optimize local business operations. Locally based subsidiaries give Pypo enhanced access to and communication with local clients and local government authorities. In addition, the multiple subsidiary structure limits the liability of parent holding companies and that of Pypo’s other subsidiaries. Pypo utilizes partially owned entities to ensure cooperation from unaffiliated entities or individuals to further each of these goals and leverage the expertise and local presence of its joint venture partners.”

(d) Middle Kingdom advises the Staff that the PRC government currently imposes strict approval requirements on foreign-invested companies doing retail business in China, including multi-layered approval formalities involving various government authorities. Each of Pypo Cayman and Pypo HK is a foreign legal person under PRC law, and a company established by either entity in China is regarded as a foreign-invested company under PRC law. In order to reduce the uncertainties associated with the lengthy approval process and facilitate the consolidation of acquired retail businesses, Pypo conducts its retail business through Beijing Feijie. Middle Kingdom has added the following disclosure on page 142 of the Amended S-4 to reflect the foregoing:

“Pypo’s relationship with Beijing Feijie enables Pypo to access capital from sources outside of the PRC while maintaining compliance with PRC laws. Retail businesses in China owned by foreign entities, such as Pypo Cayman and Pypo HK, remain heavily regulated. The PRC government imposes strict approval requirements on foreign-invested companies doing retail business in China, including multi-layered approval formalities involving various government authorities. Each of Pypo Cayman and Pypo HK constitutes a foreign legal person under PRC law, and a company established by either entity in China is regarded as a foreign-invested company under PRC law. To minimize the effect of these restrictions and to reduce the uncertainties associated with the lengthy approval process and facilitate the consolidation of acquired retail businesses, Pypo acquires new retail businesses and conducts its retail operations in China through Beijing Feijie, a domestic PRC company. Similarly, China’s government regulates the foreign ownership, licensing and permitting of companies doing business in the value-added telecommunications industry, and Pypo’s e-commerce business is classified as a “value-added telecommunications service” under PRC law. To comply with these regulations, Pypo conducts its e-commerce business through Beijing Dongdian Wuxian Technology Co., Ltd., or Beijing Dongdian, a domestic PRC company wholly owned by Beijing Feijie. See “—Pypo’s Distribution Services” for a description of the portion of Pypo’s business derived through its e-commerce and retail divisions.”

59.	Please include in the chart the abbreviated names by which you are referring to each entity throughout your document.

Middle Kingdom has revised the group chart on page 140 of the Amended S-4.

Pypo’s Management’s Discussion and Analysis…,page 139

60.	Please ensure that you have provided all required trend discussion: and analysis in your Management’s Discussion and Analysis of Financial Condition and Results of Operations. We note, for example, your reference on page 77 and in your response to prior comment 39 to the “unprecedented deterioration in the global economy” that has “negatively impacted the retail sector and market for the distribution of wireless telecommunications products in the PRC.”

Middle Kingdom has added the following trend discussion and analysis on page 163 of the Amended S-4:

“The global economic downturn has negatively impacted the retail sector and the market for the distribution of wireless telecommunications products in China. This has been evidenced by weaker demand with respect to Pypo’s high end product line. Although Pypo cannot predict the impact of the global economic downturn on the wireless device industry, further deterioration in economic conditions would negatively impact Pypo’s revenue, financial conditions, results of operations and liquidity.”

Net Revenues, page 139

61.	Please expand the carryover paragraph here to clarify the effect on. your revenues and margins if your agreement to distribute Samsung’s QlU model is not renewed or continued under substantially the same terms.

Middle Kingdom advises the Staff that Pypo does not expect any failure to renew the distribution agreement to have a material impact on Pypo’s revenues and margins because Pypo has done business with Samsung since January 2009 pursuant to the terms that are substantially the same as the terms in the original one-year term agreement. Middle Kingdom has accordingly revised the disclosure on page 144 and page 148 of the Amended S-4 as follows:

“On July 1, 2008, Pypo entered into a distribution agreement with Samsung, which authorized Pypo to act as the exclusive national distributor for certain (but not all) models of Samsung mobile phones in China. Pypo does not expect the new Samsung distribution agreement to have a material impact on Pypo’s revenues and margins because Pypo has historically distributed Samsung mobile phones on terms substantially similar to those set forth in the agreement, despite the absence of any written agreement between Samsung and Pypo in the past. Pypo’s distribution agreement with Samsung with respect to national distribution rights in China for the Q1U model of Samsung’s UMPC expired on December 31, 2008. Pypo is in the process of negotiating its renewal with Samsung. Since the new distribution agreement expired, Pypo has continued to do business with Samsung on terms that are substantially the same as the terms in the original one-year term agreement. As a result, Pypo does not expect the renewal to have a material impact on Pypo’s revenues and margins.”

Net Revenues, page 150

62.	Please disclose the portion of your revenue derived from retail sales.

Middle Kingdom has disclosed the portion of Pypo’s revenue derived from retail sales on page 159 of the Amended S-4. The new disclosure reads as follows (emphasis added):

“Net revenues were $219.6 million in the six months ended September 30, 2008, an increase of $50.9 million, or 30.2%, compared to net revenues of $168.7 million in the six months ended September 30, 2007. In the six months ended September 30, 2008, Pypo derived approximately 11.8% of its net revenues from its retail business. The increase in net revenues resulted primarily from growth in revenues from the distribution and retail sales of mobile phones from $160.3 million in the six months ended September 30, 2007 to $213.9 million in the six months ended September 30, 2008, which was mainly attributable to a 99.0% increase in the total volume of mobile phones sold, partially offset by a 36.7% decrease in average selling prices. The increase in the total volume of mobile phones sold was a result of a shift to lower priced handsets due to market demand, as well as lower availability of higher priced devices. The decrease in average selling prices was primarily due to the impact of selling aged products at lower margins in an effort to improve the overall aging of inventory. Pypo expects this trend to continue in the next quarter in view of the recent overall weakness in the markets in which it operates.”

Liquidity and Capital Resources, page 153

63.	Please ensure that this section is updated to reflect recent developments and trends. For example, it appears that the first sentence of the third paragraph depicts completed events as planned events. When responding to this comment, please discuss the source of funds that Pypo will use to satisfy its obligations during the next 12 months mentioned in the paragraphs after the table in your “Contractual Obligations” disclosure on page 157 and 158.

Middle Kingdom has added disclosure on page 163 and 167 of the Amended S-4 to provide recent updates to this section and clarify how Pypo will satisfy its obligations during the time period referenced above. The new disclosure reads as follows:

“Pypo believes that its current cash and cash equivalents and the proceeds from the term loans made under the Facility will be sufficient to meet its anticipated cash needs through at least the end of fiscal 2010, including working capital, capital expenditures, acquisitions of six retail chains, the expansion into central, Western and rural regions of the PRC and the dividend described above. Pypo may, however, require additional cash due to changing business conditions or other future developments, including any unanticipated investments or acquisitions Pypo may pursue.

If Pypo’s existing cash is insufficient to meet its requirements, Pypo may seek to sell additional equity or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts Pypo needs or on terms acceptable to Pypo. The sale of additional equity securities, including convertible debt securities, would dilute Pypo’s earnings per share. The incurrence of additional debt would divert cash from working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict Pypo’s operations and ability to pay dividends to shareholders, among other restrictions. The expected cost of debt servicing on the Facility is not expected to have a material effect on the availability of working capital. If Pypo is unable to obtain additional equity or debt financing as required, its business and financial condition may suffer…”

The Amended S-4 also clarifies that Pypo intends to satisfy [the contractual obligations listed in the section entitled “—Contractual Obligations” with its current cash and cash equivalents and the proceeds from the term loans made under the Facility.

Capital Expenditures, page 157

64.	Refer to the first sentence of the second paragraph. Please, disclose the portion of the planned fiscal 2009 expenditures that you have already made.

Middle Kingdom has added the following disclosure on page 166 of the Amended S-4 (emphasis added):

“For the fiscal year ending March 31, 2009, or fiscal 2009, Pypo estimates its expenditures for the acquisitions of retail businesses will be approximately $55.5 million and capital expenditures for the purchase of fixed assets will be approximately $1.0 million. During the first ten months of fiscal 2009, Pypo spent approximately $51.7 million for the acquisitions of retail businesses and approximately $0.5 million for the purchase of fixed assets, respectively. For the fiscal year ending March 31, 2010, or fiscal 2010, Pypo expects that its capital expenditures will be approximately $10.0 million for the acquisition of retail businesses and $2.0 million for the purchase of fixed assets. Expected capital expenditures for acquisitions are higher in fiscal 2009 than in fiscal 2010, because in fiscal 2009 Pypo expects to consummate arrangements to purchase several retail chains. Based on current estimates, Pypo believes that existing cash on hand and cash flow from operations will be sufficient to operate its business and make capital expenditures. Pypo bases this belief on assumptions regarding future operating performance, which are described in “—Factors Affecting Future Results of Operations” above. If the capital resources available to Pypo are not sufficient to finance its estimated capital expenditures, Pypo may be required to reduce the scope of its plans or extend the time required to implement them. This could have an adverse effect on Pypo.”

Contractual Obligations, page 157

65.

Please refer to our prior comment 56. We note the conclusions in the letter dated July 21, 2008 from Steven Jacobs, Associate Chief Accountant, to you were based on, the premise that some of your acquisitions would be completed subsequent to your business combination with Pypo and subsequent to the effectiveness of this registration statement. We also note from your response and from disclosures on page 134 that Pypo completed acquisitions of six additional retail chains prior to December 31, 2008. It is not still clear to us why you are not required to file the financial statements required under Rule 3-05 of Regulation S- X for any or all of the businesses acquired between April and December 2008. Please explain to us how you comply with the requirements outlined in Rule 3-05 of Regulation S-X. Specifically tell us why you do not believe any or all of the businesses acquired between April and December 2008 are deemed to be “related” and required to be treated as a single business combination under the guidance at Rule 3-05(a)(3) of Regulation S-X which indicates that businesses are related if they are under common control or management or their acquisitions are dependent on each other or a single common event or condition. Finally, please explain to us why Article 11 of Regulation S-X pro forma financial information that reflects the acquisitions would not be required.

Although the timing of the completion of some of Pypo’s acquisitions of retail operations, relative to the completion of the business combination with Middle Kingdom has changed, we continue to believe that neither financial statements under Rule 3-05 of Regulation S-X nor pro forma financial statements under Article 11 are required to be filed.

None of the acquisitions of retail operations that Pypo completed between April 2008 and December 2008 was dependent on any other acquisition, and each acquired operation was under separate ownership, control and management. Therefore, the individual acquisitions are not required to be treated as a single business combination under Rule 3-05(a)(3) of Regulation S-X.

As Rule 3-05(a)(3) does not apply, financial statements under Rule 3-05 and pro forma financial statements under Article 11 are not required unless the individual acquisitions, when aggregated, are material at above the 50% level (see Regulation S-X, Rule 3-05(b)(2)(i); also see Section 3110.3 of the Division of Corporation Finance Financial Reporting Manual which states that: “[p]ro forma financial statements are not required for individually insignificant businesses unless they are significant in the aggregate at over the 50% level.”). As the information we provided you in response to your prior comment 56 indicates, the 50% level is not exceeded in the aggregate.

Liquidity and Capital Resources, page 163

66.	We note your response to prior comment 57, which sought disclosure regarding whether your affiliates have sufficient assets to satisfy their indemnification obligations. Your revised disclosure does not appear to provide such disclosure, as it states simply that you cannot assure investors that they will be able to discharge their obligations. In addition, it is unclear how the lack of collateral or guarantees relates to the indemnification obligations of your affiliates. Therefore, we reissue prior comment 57.

Middle Kingdom has added the following disclosure on page 174 of the Amended S-4:

“Based on the amounts currently due to creditors that have not waived their right to seek payment from the trust account, Middle Kingdom believes its officers, directors and initial stockholder that have agreed to indemnify the trust account have sufficient assets to satisfy their indemnification obligations with respect to such creditors.”

Directors and Executive Officers. page 167

67.	We note your response to prior comment 2. Please clarify what you mean by “audit committee expert” in the first paragraph on page 169. Also expand the description of Mr. Xie’s business experience to clarify his experience from 2004 to 2006.

Middle Kingdom has revised the disclosure on page 178 of the Amended S-4 to clarify that “audit committee expert” refers to “audit committee financial expert” as defined under Item 407(d)(5)(ii) of Regulation S-K. The new disclosure reads as follows:

“Mr. Alex Fan, 51, will serve as an independent director and audit committee financial expert (as such term is defined under applicable SEC regulations) of MK Cayman after consummation of the business combination. Since January 2004, Mr. Fan has served as the president of Crestridge Consulting, Inc., a provider of financial and management consulting services. From 1990 to 2003, he worked as a partner of Chen & Fan, Accountancy Corporation, where he was in charge of audit, review and consulting services. Mr. Fan received a Master of Science in accounting from University of Wisconsin in 1981, and he received a Bachelor of Business Administration from National Taiwan University in 1979. He has been a member of the American Institute of Certified Public Accountants since 1988.”

Middle Kingdom has added disclosure in the Amended S-4 to describe Mr. Xie’s experience from 2004 to 2006. The new disclosure reads as follows:

“Mr. Linzhen Xie, 68, will serve as an independent director and audit committee member of MK Cayman after consummation of the business combination. Since January 2009, Mr. Xie has served as an independent director and a member of audit committee and remuneration committee of SIM Technology Group Limited, a company listed on the Main Board of Hong Kong Stock Exchange that specializes in mobile phone design and wireless communication. Mr. Xie has served as the executive director and chief scientist of CECT-Chinacomm Communications Co., Ltd., a provider of wireless and telecommunication service, since 2006. Mr. Xie has also served as the vice president of China Mobile Communication Association since 2003 and a standing member of Communication Science and Technology Committee of the Ministry of Industry and Information Technology of China since 2002. From 2002 to 2004, Mr. Xie was the chairman of the board of Chinacom Zhihuidao Internet Service Limited, an operator of internet cafe chain stores, while he also served as a director of Yunan Jinshikong Mobile Telecommunication Technology Limited, a mobile phone manufacturer. From 1998 to 2002, he served as a deputy director general of Information Technology Products Department in the Ministry of Information Industry. He also worked as a director of China National Laboratory on Local Area Network and Advanced Optical System from 1995 to 2002. Mr. Xie received his master’s degree in physics from Peking University in 1963.”

Independence of Directors, page 170

68.	We note from your response to prior comment 58 that you “expect” to comply with Nasdaq rules in determining whether a director is independent. Please clarify on which rules you relied to make the independence determinations in the second paragraph of this section. Also clarify how having the entire board serve as the audit committee, as you mention in the third paragraph, satisfies those rules.

Middle Kingdom advises the Staff that it determined each prospective director’s independence based on the definition of independence as set forth in Nasdaq Stock Market Rule 4200(a)(15) as further interpreted by IM-4200.

Middle Kingdom has also added revised disclosure on page 180 of the Amended S-4 clarifying that while MK Cayman will appoint independent directors to be in place at the closing of the business combination, it is not required to have an audit committee of independent directors until 60 days after the closing of the business combination as required by the merger agreement. Until such audit committee is formed, the entire board will serve the function of the audit committee. Such committee will not be in compliance with the audit committee requirements of the Nasdaq Stock Market until after such committee is formed. Middle Kingdom advises the Staff that in response to comment 19 above, Middle Kingdom has removed references to a potential Nasdaq listing by MK Cayman. The revised disclosure reads as follows:

“MK Cayman does not have, and immediately following consummation of the business combination, will not have, an audit committee, nominating committee or compensation committee. Until an audit committee is formed, the entire board of directors shall perform the functions of an audit committee and, until the nominating and compensation committees are formed, the independent directors shall perform such functions. For such time that all independent directors perform such functions, the committees will not be considered in compliance with NASDAQ rules.”

Middle Kingdom Related Party Transactions, page 175

69.	Please disclose the information required by Item 404 of Regulation S-K with respect to the transactions mentioned on pages 85 and F-29.

Middle Kingdom has added the following disclosure on page 186 of the Amended S-4:

“As set forth below, certain of Middle Kingdom’s officers and directors, and its principal sponsor advanced Middle Kingdom a total of $176,517 to pay accounts payable that would otherwise be payable at the closing of the business combination. The loans are interest free and are repayable upon the earlier of the (a) consummation of the proposed business combination with Pypo, (b) the dissolution of Middle Kingdom or (c) September 30, 2009. To date, no repayments have been made on any of the advances.”

Officer, Director or Sponsor	Date of Advance	Principal Amount
Fred Brasch	December 23, 2008	$1,980
Bernard J. Tanenbaum III	December 23, 2008	$26,000
David A. Rapaport	December 24, 2008	$5,094
Michael Marks	December 29, 2008	$12,861
High Capital Funding LLC	November 24, 2008	$50,000
High Capital Funding LLC	December 23, 2008	$42,000
High Capital Funding LLC	January 26, 2009	$38,582

TOTAL:		$176,517

Pypo Related Party Transactions, page 176

70.	Please disclose your response to prior comment 62. Also clarify the identities of the “relevant parties” who will negotiate the percentage of operational income.

Middle Kingdom has added disclosure to the Amended S-4 to add the response to prior comment 62 and to clarify the identities of the “relevant parties” who will negotiate the percentage of operational income.

The revised disclosure on page 187 of the Amended S-4 reads as follows:

“On September 1, 2008, Pypo Beijing and Beijing Feijie entered into an exclusive business cooperation agreement (which replaced a similar agreement dated December 26, 2007). Under the exclusive business cooperation agreement, Beijing Feijie granted to Pypo Beijing exclusive rights to provide business support and technical and consulting services related to Beijing Feijie’s business operations. In consideration for these services, Beijing Feijie agreed to pay Pypo Beijing annual service fees equal to a percentage of Beijing Feijie’s audited total operational income for each year, as set forth in the agreement. Pypo Beijing and Beijing Feijie will negotiate the percentage of audited total amount of operational income at the end of each fiscal year. Because the fiscal year of Beijing Feijie ends on March 31, and the exclusive business cooperation agreement between Pypo Beijing and Beijing Feijie was signed in September 2008, Pypo Beijing and Beijing Feijie will not negotiate this percentage until March 31, 2009. The audited total amount of operational income of Beijing Feijie will be reflected in Pypo’s audited financial statements in accordance with applicable accounting standards. The percentage may be subsequently adjusted from time to time as agreed in writing by Pypo Beijing and Beijing Feijie. In addition, the agreement provides that Pypo Beijing will retain exclusive ownership of and rights to intellectual property developed by either Pypo Beijing or Beijing Feijie during the term of and in connection with the agreement.”

The revised disclosure on page 191 of the Amended S-4 reads as follows:

“Under the exclusive business cooperation agreement dated July 28, 2008 between Pypo Beijing and Beijing Dongdian, Beijing Dongdian granted to Pypo Beijing exclusive rights to provide technical support, consulting services and other commercial services related to Beijing Dongdian’s business operations. Beijing Dongdian agreed to pay Pypo Beijing annual service fees equal to a percentage of Beijing Dongdian’s audited total amount of operational income for each year, as set forth in the agreement. Pypo Beijing and Beijing Dongdian will negotiate the percentage of audited total operational income at the end of each fiscal year. Because the fiscal year of Beijing Dongdian ends on March 31, and the exclusive business cooperation agreement between Pypo Beijing and Beijing Dongdian was signed in July 2008, Pypo Beijing and Beijing Dongdian will not negotiate this percentage until March 31, 2009. The audited total amount of operational income of Beijing Dongdian will be reflected in its audited financial statements in accordance with applicable accounting standards. The percentage may be subsequently adjusted from time to time as agreed in writing by Pypo Beijing and Beijing Dongdian. In addition, the agreement provides that Pypo Beijing will retain exclusive ownership of and rights to intellectual property developed in connection with the performance of the agreement.”

71.	Please expand your response to prior comment 63 to disclose the transactions with Messrs, Fei and Zhang that are mentioned on pages F-59 and F-87.

Middle Kingdom has added disclosure on page 195 of the Amended S-4 to disclose the transactions with Messrs. Fei and Zhang:

“From June 2005 to July 2008, Mr. Fei and Mr. Zhang provided personal guarantees for certain of Pypo’s short-term credit facilities with banks. The amounts guaranteed by Mr. Fei and Mr. Zhang amounted to approximately $5.7 million and $0 as of March 31, 2008 and September 30, 2008, respectively.”

Exclusive Option Agreements, page 177

72.	Please quantify the “actual capital contribution paid in the registered capital of Beijing Feijie by Mr. Guan and Mr. Fei”.

Middle Kingdom advises the Staff that pursuant to the exclusive option agreement between Pypo Beijing, Beijing Feijie and Mr. Fei, Pypo Beijing has an option to purchase all or any portion of the equity interests Mr. Fei then holds in Beijing Feijie. If Pypo Beijing exercises the option, it will pay, as consideration for the equity interests it acquires, the actual capital contribution paid in the registered capital of Beijing Feijie by Mr. Fei at such time. The amount of the actual capital contribution paid in the registered capital of Beijing Feijie may change depending on the equity interest Mr. Fei then holds in Beijing Feijie. Assuming both the capital structure of Beijing Feijie and Mr. Fei’s holdings in Beijing Feijie (a 50% shareholder) remain unchanged when Pypo Beijing exercises the option, the maximum exercise price for Pypo Beijing to acquire all of Mr. Fei’s equity interests in Beijing Feijie will be RMB5,000,000 (or approximately $712,352). Under the same analysis, the maximum exercise price for Pypo Beijing to acquire all of Mr. Guan’s equity interests in Beijing Feijie will also be RMB5,000,000 (or approximately $712,352).

Transactions with Directors, Shareholders and Affiliates, page 181

73.	We note your response to prior comment 63. Please disclose the material terms of the transaction with Beijing JingJing Medical Equipment mentioned on page F-87.

Middle Kingdom has added disclosure on page 194 of the Amended S-4 to disclose the material terms of the transaction with Beijing JingJing Medical Equipment. The new disclosure reads as follows:

“In September 2008, Pypo Beijing made cash advances of approximately $1.5 million to Beijing JingJing Medical Equiment Co., Ltd, a company controlled by Golden Meditech, to meet its short-term working capital needs. These advances were unsecured, interest-free obligations payable on demand.”

74.	Your response to prior comment 66 states that you have provided’ in this section a “detailed description of the terms under which the control agreements can be terminated.” However, it appears that no such disclosure has been provided. Therefore, we reissue prior comment 66 seeking disclosure that will permit investors to understand clearly when the agreements end and can otherwise be terminated. Please group the disclosure that you provide in response to this comment with your other disclosure about the agreements that provide Pypo control over Beijing Feijie.

Middle Kingdom has revised the disclosure of the Amended S-4. The new disclosure on page 187 of the Amended S-4 reads as follows:

“The agreement has an initial ten-year term and is renewable at Pypo Beijing’s election. Pypo Beijing shall be entitled to terminate the agreement by delivering a 30-day advance notice to Beijing Feijie at any time during the term of the agreement. Beijing Feijie shall not terminate the agreement during its term unless Pypo Beijing commits an act of gross negligence or fraud against Beijing Feijie. As of December 31, 2008, Beijing Feijie had not made any payments to Pypo Beijing under the agreement.”

The new disclosure on page 191 of the Amended S-4 reads as follows:

“The agreement has an initial ten-year term and is renewable at Pypo Beijing’s election. Pypo Beijing may terminate the agreement by delivering a 30-day advance notice to Beijing Dongian at any time during the term of the agreement. Beijing Dongdian shall not terminate the agreement during its term unless Pypo Beijing commits an act of gross negligence or fraud against Beijing Dongdian. As of December 31, 2008, Beijing Dongdian had not made any payments to Pypo Beijing under the agreement.”

75.	Please disclose the material terms of the transaction described in exhibit 10.41 and on page F-83.

Middle Kingdom has revised the following disclosure on page 192 of the Amended S-4 to disclose the material terms of this transaction:

“In November 2007, pursuant to the Equity Subscription Agreement dated as of October 15, 2007 by and among ARCH, Pypo Cayman, Pypo Beijing, GM Investment, China Bright, Style Technology, Mr. Zhang, Mr. Fei and Mr. Wan (the “Equity Subscription Agreement”), Pypo Cayman issued 90,000,000 redeemable ordinary shares to ARCH at a price of $1.00 per share, for an aggregate amount of $90.0 million, to facilitate the acquisitions by Pypo of PRC companies engaged in the retailing of digital consumer electronics and related products. Immediately following this transaction, Style Technology, China Bright and ARCH became 33.5%, 33.5% and 33% shareholders of Pypo Cayman, respectively. Under the Equity Subscription Agreement, ARCH may, in its sole discretion, terminate the purchase and request redemption of all the purchased shares if certain performance targets are not met. Upon such redemption request by ARCH, Pypo Cayman, Pypo Beijing and Pypo Cayman’s shareholders shall have the joint and several obligation to promptly redeem the purchased shares from ARCH, and as consideration thereof, pay ARCH $90,000 within 60 days of the redemption request, in a manner (including form of payment) satisfactory to ARCH. In June 2008, ARCH waived this redemption right.”

76.	Please expand you disclosure in response to prior comment 68 to clarify the nature of the “certain PRC regulatory restrictions” that the arrangement helped avoid.

Middle Kingdom has added the following disclosure on page 194 of the Amended S-4 to clarify the nature of the “certain PRC regulatory restrictions” that the arrangement helped avoid:

“Under a fund transfer agreement, Pypo Cayman, through its affiliate, Pypo Beijing, made cash advances of RMB 150.0 million ($21.4 million under prevailing exchange rates as of the date of the transaction) to Shanghai Zhengda Jingcheng Development Co., Ltd., or Shanghai Zhengda, an entity controlled by ARCH. Such advances, or the ARCH Cash Advances, were secured, interest-free obligations payable on demand any time prior to the maturity date of December 31, 2008. The fund transfer agreement enabled ARCH to provide working capital to Shanghai Zhengda while avoiding certain PRC regulatory restrictions that regulate the foreign investments in PRC companies. These restrictions place administrative burdens on foreign companies such as ARCH, a Cayman Islands company, that downstream foreign currency to PRC affiliates, such as Shanghai Zhengda. ARCH avoided such regulatory restrictions because Pypo Beijing, which made the cash advances to Shanghai Zhengda, is a PRC entity. In consideration for the ARCH Cash Advances, ARCH concurrently provided an unsecured, interest-free cash advance of $20.0 million to Pypo Cayman, which Pypo Cayman was required to repay by the maturity date of December 31, 2008.”

Shareholders Agreement, page 184

77.	Confirm our understanding that this section refers to exhibit 10.39. Also, tell us where the termination provisions that you mention in this section are reflected in exhibit 10.39.

Middle Kingdom confirms to the Staff that this section refers to the Shareholders and Sponsors Agreement, filed as exhibit 10.39 to the Amended S-4.

Middle Kingdom has revised the following disclosure on page 195 of the Amended S-4 to clarify that the parties have resolved to terminate the agreement upon the closing of the business combination and, pursuant to the merger agreement, will enter into a voting agreement:

“The parties thereto have resolved to terminate the shareholders agreement upon the closing of the business combination. Pursuant to the merger agreement, ARCH and Golden Meditech will then enter into the voting agreement described in ‘Certain Agreements Relating to the Business Combination—Voting Agreement.’”

Security Ownership of Middle Kingdom, page 185

78.	Your disclosure on page 168 implies that Mr. Kwong is no longer the managing director of ARC, contrary to the disclosure in footnote 8 on page 186. Please reconcile.

Middle Kingdom advises the Staff that Mr. Kwong is no longer the managing director of ARC. Middle Kingdom has revised the footnote on page 198 of the Amended S-4.

Security Ownership of Pypo, page 187

79.

We note your response to prior comment 69. However, your revisions in note 3 appear to disclose only who exercises dispositive powers with respect to the shares held by Arch Digital, but does not disclose who exercises voting powers with respect to those shares. Also, given the complexity of your current disclosure in note 4 regarding the relationships among the persons and entities identified in that note, it continues to be unclear which of the persons you identify, if any, exercise sale or shared voting and/or dispositive powers with respect to the shares held by Capital Ally. Therefore, we reissue the third bullet of prior comment 69.

Notes 3 and 4 have been revised, respectively, to clarify that (i) both dispositive and voting control of the shares owned by ARCH are held by the investment committee of ARC Capital and (ii) that the ultimate voting and dispositive control of the shares owned by Capital Ally are shared by Nana Gong and the board of directors of Golden Meditech, a PRC public company.

Security Ownership of the Combined Company, page 188

80.	Please expand your table to include the four new directors included on page 167.

Middle Kingdom has revised the table on page 201 of the Amended S-4 to include the four new directors.

Class A Warrants and Class B Redeemable Warrants, page 192

81.	Please reconcile your disclosure in response to prior comment 72 with the statement on page 65 of Middle Kingdom’s prospectus dated December 13, 2006 that “the warrants maybe exercised on a cashless basis commencing one year after such warrants are initially exercisable.”

Middle Kingdom has revised the disclosure on page 204 of the Amended S-4 to reconcile the disclosure with the statement referenced in Middle Kingdom IPO prospectus.

Description of MK Cayman’s Securities, page 194

82.	Please describe and quantify when the surviving company’s securities can be sold pursuant to Rule 144.

Middle Kingdom has revised the disclosure on page 208 of the Amended S-4 to include a subsection describing and quantify when MK Cayman’s securities can be sold pursuant to Rule 144.

Legal Matters, page 197

83.	Please expand your response to prior comment 73 to tell us the source of funds that will be used for counsel’s fees if the business combination does not occur.

Middle Kingdom advises the Staff that the source of funds that will be used for counsel’s fees if the business combination does not occur is additional capital contributions from its sponsors.

Where you can find more information, page 198

84.	We note your disclosure in response to prior comment 74 regarding “periodic” filings on Form 6-K. With a view toward clarified disclosure, please tell us what information you be required to disclosure on Farm 6-K on regular intervals. If you do not have a reporting obligation on Form 6-K that occurs on regular intervals, please revise your reference to “periodic filings” for clarity.

Middle Kingdom advises the Staff that it does not believe MK Cayman will be required to disclose information on Form 6-K on regular intervals. As such, it has revised the disclosure on page 211 of the Amended S-4 as follows:

“After consummation of the business combination, MK Cayman expects to file annual reports on Form 20-F, to furnish information on Form 6-K relating to material events promptly after MK Cayman publicly announces these events and to provide other information with the SEC as required for a foreign private issuer under the Exchange Act.”

Item 21. Exhibits and Financial Statement Schedules

85.	Regarding your response to prior comment 76:

•	Please file complete exhibits. We note that exhibits 10.35 and 10.40 currently omit multiple exhibits;

•	We will continue to evaluate your response to the first bullet after you file the amended investment trust agreement as an exhibit and provide the prior amendments; and

•	We will continue to evaluate your responses to the third and fourth bullets after you respond to the other comments in this letter.

Middle Kingdom responds to the three parts of the Staff’s comment 85 as follows:

(a) Middle Kingdom has re-filed exhibit 10.40 with all exhibits.

Under separate cover, Cozen O’Connor, on behalf of Middle Kingdom, has supplementally provided to the staff on a confidential basis copies of the schedules to exhibit 10.35, the Acquisition Framework Agreement related to the acquisition of the retail stores in Jiangsu province. Cozen O’ Connor has amended the confidential treatment request, dated as of December 29, 2008, of MK Arizona (File No. 333-153492), to request confidential treatment of such schedules.

(b) Middle Kingdom respectfully advises the Staff that it is supplementally providing the Staff the prior amendments. Middle Kingdom will file the amendment to the trust agreement when executed, and acknowledges the Staff’s comment.

(c) Middle Kingdom acknowledges the Staff’s comment.

86.	Please expand your response to prior comment 77 to tell us which provisions of the company’s charter that will be in effect after the completion of the acquisition will require that company to distribute the trust proceeds to converting shareholders. Also, please tell us why Annex D to the proxy statement was not revised to reflect the August 2009 termination date.

Middle Kingdom advises the Staff that the MK Cayman charter does not include provisions related to the distribution of the trust proceeds to converting shareholders. The converting shareholders rights are protected by the fact that the charters of both Middle Kingdom and MK Arizona provide for the distribution of the trust proceeds, as well as the provisions of the trust agreement which require the distribution of the trust proceeds to converting shareholders upon completion of a business combination. Furthermore, although not directly responsive to the Staff’s comment, Middle Kingdom believes that the failure to distribute the trust proceeds to converting shareholders would result in a clear violation of the Securities Act, as it would be contrary to Middle Kingdom’s IPO prospectus and the current registration statement.

Middle Kingdom has revised Annex D to reflect the August 2009 termination date.

87.	We note your reference to exhibit 10.35 in your response to prior comment 78. Since exhibit 10.35 does not appear to be a written description of the terms of oral agreements mentioned in response 115 of your letter to us dated December 5, 2008, we reissue prior comment 78. Also, your response to that comment 115 refers to multiple oral agreements while your response to prior comment 78 mentions just one oral agreement; please reconcile.

Middle Kingdom advises the Staff that the written description of the oral agreement referenced in prior comment 78 has been filed as exhibit 10.42 to the Amended S-4.

Middle Kingdom advises the Staff that the written descriptions of the all other oral agreements have been filed as exhibit 10.59, exhibit 10.60, exhibit 10.61, exhibit 10.62, exhibit 10.63 and exhibit 10.64 to the Amended S-4.

88.	If you intend to file an updated exhibit 8.1 on the effective date of this registration statement, as indicated in your response to prior comment 81, then please revise your exhibit list accordingly. We note that exhibit 8.1 is currently marked as “previously filed”.

Middle Kingdom has revised the exhibit list in accordance with the Staff’s comment.

89.	Given that you have filed exhibits with multiple amendments and changed the exhibit members of your documents, please revise your footnote that merely says “previously filed” to provide investors more specific information regarding where they can find the exhibit.

Middle Kingdom has revised the exhibit list to specifically direct readers to the location of each exhibit.

90.	Please tell us the purpose and effect of the “for reference only” legend on some of your exhibits. Also tell us how this limitation is consistent with your filing obligations under the Securities Act.

Middle Kingdom has revised the header on each of these exhibits to clarify that they are English translations of Chinese language agreements. Middle Kingdom has filed such amended documents as exhibits to the Amended S-4.

Organization and Operation, page F-28

91.	You should not imply that the staff comment process involved a review of your documents by the Commission itself. Also, you should not imply that any notice of no further comment at a particular time means that a staff will not ever have further comments or that the staff passed on the adequacy or accuracy of your document.

Middle Kingdom has revised the footnotes in the financial statements to address the Staff’s comment.

Exhibit 99.6

92.	Please file a final, signed, and dated opinion, not merely a “form of” opinion. Note that, given the date restriction on page 7 of the exhibit, the date of the opinion should be the date that the registration statement becomes effective.

Middle Kingdom has revised exhibit 99.6 to reflect that the signed opinion will be delivered on the effective date.

93.	We note that many of the statements in the exhibit are conditioned on any contrary statements in the disclosure schedule to the acquisition agreement. Please provide us your analysis regarding how investors can evaluate the exhibit if you do not file the disclosure schedule. In this regard, for each such reference in this exhibit to an exception in the disclosure schedule, please tell us with specificity where the disclosure schedule contains the exception.

Middle Kingdom has revised exhibit 99.6 to delete any qualifications to the disclosure schedule to the merger agreement.

94.	Paragraph (b) and the last full paragraph on page 7 of the exhibit appear to limit reliance on the opinion by investors. Such limitation is inconsistent with your disclosure in the prospectus regarding the opinion, such as on page 44. Please revise or advise.

Middle Kingdom has revised exhibit 99.6 to allow Middle Kingdom’s shareholders to rely on the opinion.

95.	Refer to exhibit 23.5. Please include counsel’s consent to the discussion of its opinion as it appears in the prospectus and to your filing of the opinion as an exhibit to the registration statement.

Middle Kingdom has revised exhibit 99.6 in accordance with the Staff’s comment.

96.	Please tell us the reasons for the different number of PRC subsidiaries identified in exhibit 21.1 and Schedule 1 to this exhibit.

Middle Kingdom respectfully advises the Staff that the 73 subsidiaries identified in exhibit 21.1 are subsidiaries of Pypo Cayman (Pypo Digital Company Limited), which include a non-PRC subsidiary, Pypo HK (Pypo Holdings (HK) Company Limited) and Pypo Beijing (Beijing Pypo Technology Group Company Limited). The 71 subsidiaries identified in Schedule 1 to exhibit 99.6 are PRC entities that are affiliated with Pypo Beijing (and thus exclude Pypo HK and Pypo Beijing).

97.	Please tell us which exhibit to the S-4 represents the agreement mentioned in the paragraph numbered l in schedule 2 of exhibit 99.5.

Middle Kingdom has filed the requested agreement as exhibit 10.50 to the Amended S-4.

Exhibit 21.1

98.	Please tell us why this exhibit does not identify the companies mentioned on page F-88.

Middle Kingdom has revised the names of the companies on page F-77 and in exhibit 21.1 such that the names of the subsidiaries in both places are the same.

Each of Middle Kingdom and MK Arizona acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the registration statement effective, does not relieve the companies from their full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•

the companies may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Ralph V. De Martino at (202) 912-4825 or Cavas S. Pavri at (215) 665-5542.

Sincerely,

Cozen O’Connor

cc:	David A. Rapaport, Esquire, General Counsel, Middle Kingdom Alliance Corporation

Exhibit A

e-mail: apaizes@applebyglobal.com sraftopoulos@applebyglobal.com

The Securities and Exchange Commission Att: Mr. Russell Mancuso Mr. Ralph V. de Martino (Esq.)	direct dial: Tel: +1 345 814 2953 Tel: +1 345 814 2748 Fax: +1 345 949 4901 your ref: File No. 333-153492 appleby ref: AGP/dem/00041.014 6 March 2009
Dear Sirs

Project Mobile Kingdom / Amendment No.2 to Registration Statement on Form S-4 Filed 20 January 2009

This opinion as to Cayman Islands law is addressed to you pursuant to paragraph 2 of your letter dated 13 February 2009 addressed to Mr David A. Rapaport, Esq. in connection with the Agreement and Plan of Merger, Conversion and Share Exchange by and among Middle Kingdom Alliance Corp, MK Arizona Corp, Pypo Digital Company Limited, Beijing Pypo Technology Group Company Limited, Pypo Holdings (HK) Company Limited and Capital Ally Investments Limited dated 5 September 2008 (the “Merger, Conversion and Share Exchange Agreement”). Unless otherwise defined in this opinion, the capitalised terms and expressions used below shall have the meanings ascribed to them in the Form S-4 filed on 20 January 2009, to which this opinion relates. The queries raised in your letter are addressed below.

1.	Is MK Cayman treated as the same legal entity as MK Arizona for all purposes under Cayman Islands Law?

Yes, upon continuation into the Cayman Islands MK Arizona and MK Cayman shall be regarded as one and the same entity for all purposes under Cayman Islands law. A company with limited liability and a share capital (“Transferring Foreign Company”) incorporated under the laws of a jurisdiction outside the Cayman Islands (“Foreign Jurisdiction”) may continue by way of transfer as an exempted company incorporated under the Companies Law (2007 Revision) (“Companies Law”) provided that the laws of the Foreign Jurisdiction where it is incorporated permit or do not prohibit such a transfer.

Section 222 (3) e of the Companies Law expressly provides that such transfer by way of continuation does not create a new legal entity. The Transferring Foreign Company is, upon registration, effectively pulled up by its roots from the Foreign Jurisdiction and “replanted” in the Cayman Islands as the same legal entity but now governed by Cayman Islands law rather than the law of the Foreign Jurisdiction.

2.	If Cayman Islands law treats the company as the same legal entity, why are new securities issued when the entity continues to the Cayman Islands?

No new securities are issued upon the continuation of the Transferring Foreign Company into the Cayman Islands. Upon adoption of the Memorandum and Articles of Association of MK Cayman, the securities of MK Arizona are redesignated and automatically converted into securities in MK Cayman, having the rights and obligations more fully set out in the memorandum and articles of association of MK Cayman.

Pursuant to Section 5.1 of the Merger, Conversion and Share Exchange Agreement, following the continuation of MK Arizona into the Cayman Islands as MK Cayman, the Pypo Shareholders shall contribute the Pypo Shares to MK Cayman in return for shares in MK Cayman (the “Share Exchange”). The issuance of shares in MK Cayman pursuant to the Share Exchange does not present with any difficulties in terms of Cayman Islands law. It matters not that such agreement was concluded by MK Arizona, as the Companies Law expressly provides for the continuity of MK Cayman as previously constituted and its continuation into the Cayman Islands will have no effect on any rights and obligations of MK Arizona, including any appointments made, resolutions passed or any other acts or things done in relation to MK Cayman pursuant to a power conferred by any of the charter documents of MK Arizona or by the laws of Arizona.

We trust the above has addressed your concerns regarding the laws of the Cayman Islands. Should you require any further information or clarification of any of the above please don’t hesitate to contact the writer.

This opinion is addressed to you solely for your benefit and is neither to be transmitted to any other person, nor relied upon by any other person or for any other purpose nor quoted or referred to in any public document nor filed with any governmental agency or person, without our prior written consent, except as may be required by law or regulatory authority. Further, this opinion speaks as of its date and is strictly limited to the matters stated herein and we assume no obligation to review or update this opinion if applicable law or the existing facts or circumstances should change.

This opinion is governed by and is to be construed in accordance with Cayman Islands law. It is given on the basis that it will not give rise to any legal proceedings with respect thereto in any jurisdiction other than the Cayman Islands.

Yours faithfully

Appleby

Exhibit B

Samuel G. Coppersmith (602) 381-5461 scoppersmith@cgsblaw.com

March 6, 2009

United States Securities and Exchange Commission

Attn: Mr. Russell Mancuso

100 F Street, N.E.

Washington, DC 20549-6010

Re: MK Arizona Corp. (the “Corporation”)

Gentlemen:

You have requested that we provide an opinion to you with respect to the conversion and continuation of the Corporation in the Cayman Islands as described in the Registration Statement on Form S-4 filed this date, Securities and Exchange Commission File No. 333-153492 (the “Form S-4”). As described in the Form S-4, the Corporation will participate in a “Redomestication Proposal” under which Middle Kingdom Alliance Corp., a Delaware corporation (“MK Delaware”), will merge into the Corporation, with the Corporation as the surviving corporation, and immediately following the merger, the Corporation will transfer its domicile to the Cayman Islands and become a Cayman Islands exempted company, Pypo China Holdings Limited (“MK Cayman”).

For purposes of this opinion, we have assumed that the Form S-4 we have reviewed is in final form and will be approved by the U.S. Securities and Exchange Commission. We also have assumed that the shareholders of MK Delaware will vote to approve the Redomestication Proposal, and that the Board of Directors of the Corporation and its sole shareholder, which is MK Delaware, will vote in favor of the merger of MK Delaware with and into the Corporation and the redomestication of the Company in the Cayman Islands under the transfer of domicile procedure in the Arizona Business Corporation Act, A.R.S. §10-226.

We have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than Arizona. Also, for purposes of this opinion, we have assumed that the documents that the Corporation will file to become a Cayman Islands exempted company (the “Cayman Documents”) are in proper form and will be accepted under Cayman Islands law, and that upon filing of the Cayman Documents with the Cayman Islands Registrar (the “Cayman Official”), the Corporation will become a Cayman Islands exempted company. We also have assumed that following the transfer of domicile to the Cayman Islands, pursuant to A.R.S. §10-226 the Corporation will provide the Arizona Corporation Commission, the office for corporate filings in Arizona, with notice of the transfer of domicile and a copy of the Cayman Documents approved by the Cayman Official.

On the basis of and subject to the foregoing, we are of the opinion that:

1.	Prior to and until the filing of the Cayman Documents with the Cayman Official, the Corporation is a corporation duly incorporated, validly existing, and in good standing under the laws of Arizona.

2.	The laws of Arizona permit the Corporation to discontinue as an Arizona corporation and continue its existence as a Cayman Islands exempted company by a transfer of domicile to another jurisdiction under A.R.S. §10-226.

3.	The Corporation has the necessary power and authority to discontinue as an Arizona corporation and to continue its existence as a Cayman Islands exempted company by a transfer of domicile to the Cayman Islands.

4.	The Corporation has taken all action required in Arizona to authorize its discontinuance as a corporation in Arizona and its continuance as an exempted company in the Cayman Islands by a transfer of domicile to the Cayman Islands, and that upon registration of the Cayman Documents by the Cayman Official, the Corporation will cease to be a corporation in Arizona and will become a Cayman Islands exempted company.

5.	Other than the recommendation of the Board of Directors of the Corporation and the vote of the sole shareholder of the Corporation, no other Board or shareholder vote, and no order, consent, approval, license, or other authorization of any Arizona governmental authority is required to authorize the discontinuance of the Corporation in Arizona and its continuance in the Cayman Islands by a transfer of domicile to the Cayman Islands.

We have included a copy of A.R.S. §10-226 which permits corporations incorporated in Arizona to discontinue from Arizona and continue in another jurisdiction through a transfer of domicile.

Very truly yours,

Coppersmith Gordon Schermer & Brockelman PLC

By:
Samuel G. Coppersmith

10-226. Transfer of domicile from this state

A. Any corporation incorporated and in good standing under the laws of this state may transfer its domicile to another jurisdiction by adopting articles of domestication in accordance with the laws of the jurisdiction into which the corporation is to transfer its domicile. The articles of domestication must be adopted by the corporation in the manner provided by the laws of this state for amendment to the articles of incorporation.

B. On filing of the articles of domestication with the official having custody of the corporate records in the jurisdiction to which the corporate domicile is transferred, the corporation ceases to be a corporation incorporated under the laws of this state and becomes a foreign corporation. If the foreign corporation is required to file for authority to transact business under chapter 15 of this title, it shall apply for that authority on filing articles of domestication in the other jurisdiction as described in subsection A.

2800 North Central Avenue Suite 1000 Phoenix, Arizona 85004 | P (602) 224-0999 F (602) 224-6020 | www.cgsblaw.com

©2007 Arizona State Legislature. privacy statement

Exhibit C

Loeb & Loeb LLP

345 Park Avenue

New York NY 10154

212-407-4800

November 12, 2008

VIA FAX AND EDGAR

202-772-9218 (fax)

202-551-6262 (telephone)

Re:	Middle Kingdom Alliance Corp.
Preliminary Proxy Statement on Schedule 14A
Filed November 3, 2008
File No. 000-52538

Joseph G. McCann, Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. McCann:

On behalf of the principal stockholders of Pypo Digital Company Limited, a Cayman Islands exempted company, we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “SEC”) this supplemental correspondence in response to the telephone conversation today between you, counsel to Middle Kingdom, and Mitchell Nussbaum and David Fischer of Loeb & Loeb LLP. In that telephone conversation, you asked us to supplementally explain why the agreement in principal by the shareholders of Pypo (collectively the “Purchasers”) to purchase shares of Middle Kingdom Class B common stock (“shares”), in negotiated private transactions (“purchases”), are subject to the tender offer rules. Terms capitalized but not defined herein have the meaning assigned to them in the Proxy Statement.

Summary

As explained in further detail below, the purchases are not subject to the tender offer rules, because they would not meet the eight factor test set forth in Wellman v. Dickinson, and particularly fail to meet the important factors of widespread solicitation, premium paid, and coercion. In particular, the Purchasers contemplate buying shares from a limited number of institutional investors at negotiated prices, rather than a fixed purchase price or other terms, and no significant premium over prevailing market prices, if any, will be offered. The stockholders primarily are hedge funds that invest regularly in SPACs, are fully aware of the risks and merits of SPAC investments, and have previously sold their SPAC investments to persons buying to enable approval of business combinations. The Purchasers intend to pay amounts equal to the estimated trust liquidation proceeds of the Middle Kingdom trust fund as of December 13, 2008, less a time-value-of-money discount, approximating market price. (December 13 is the last day for stockholder approval of the business combination, before Middle Kingdom would be forced to liquidate.) The Purchasers will not pressure stockholders to sell, and the purchases are not intended and will not be structured to be coercive. Middle Kingdom stockholders are legally entitled to receive the trust value per share whether or not the Extension Amendment is approved, as disclosed in detail in the Proxy Statement. Therefore, there is no pressure on Middle Kingdom stockholders to sell their stock to the Purchasers.

The Purchases do Not Constitute a Tender Offer

The company notes that “tender offer” is neither defined by statute nor SEC regulation, but that the presence of a “tender offer” is at times determined, under applicable case law, by the application of an eight factor test to both issuer and third party purchase programs. Wellman v. Dickinson, 475 F.Supp. 783 (SDNY 1979); aff’d on other grounds, 682 F.2d 355 (2nd Cir. 1982, cert. denied, 460 U.S. 1069 (1983), but modified, as discussed below, by Hanson Trust v. SCM Corp., 774 F.2d 47 (2nd Cir. 1985)), such eight factors being: (i) active and widespread solicitation of public stockholders for the shares of the issuer; (ii) solicitation made for a substantial percentage of the issuer’s stock; (iii) offer to purchase made at a premium over the prevailing market price; (iv) terms of the offer are firm rather than negotiable; (v) offer contingent on the tender of a fixed number of shares, often subject to a maximum number to be purchased; (vi) offer open for a limited period of time; (vii) offeree subject to pressure to sell its stock; and (viii) public announcements of a purchasing program concerning the subject company preceding or accompanying a rapid accumulation of a large amount of the subject company’s securities.

The company further notes that the above-referenced eight factor test was supplemented in Hanson Trust. In Hanson Trust, the court held that “since the purpose of § 14(d) is to protect the ill-informed solicitee, the question of whether a solicitation constitutes a ‘tender offer’ within the meaning of § 14(d) turns on whether, viewing the transaction in light of the totality of the circumstances, there appears to be a likelihood that unless the pre-acquisition filing strictures of [the Securities Exchange Act] are followed there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.” Hanson Trust, 774 F.2d at 57. The Second Circuit in Hanson Trust found a tender offer did not exist because almost all of the solicitees in the case were highly sophisticated investors who had knowledge in the market place and were well aware of essential facts needed to appraise the offer of the acquirer. Middle Kingdom has disclosed all material information relevant to the company and the transaction in its SEC filings.

The company believes that any purchases of Middle Kingdom’s common stock conducted by the Purchasers will not constitute a “tender offer” since any such purchases will be privately negotiated with sophisticated institutional investors. The stockholders primarily are hedge funds that invest regularly in SPACs, are fully aware of the risks and merits of SPAC investments, and have previously sold their SPAC investments to persons buying to enable approval of business combinations. Moreover, the Purchasers will not buy shares from stockholders that intend to vote in favor of the Extension Amendment. Purchasers will buy only from stockholders intending to vote against the Extension Amendment, to receive their pro rata portions of the trust that will be liquidated after December 13, 2008, if the Extension Amendment is defeated. Accordingly, these sophisticated investors are not being asked to make any significant investment decision—they’ve already decided that they wish to liquidate their positions in Middle Kingdom. The Purchasers are simply offering the stockholders the opportunity to receive their cash on a slightly accelerated basis. In our view, such an offer does not implicate the interests that the Williams Act was intended to protect.

In sum, the Purchasers will not engage in a widespread, public solicitation of stockholders, creating a high-pressure, coercive atmosphere, in which unsophisticated stockholders feel compelled to tender their shares on inadequate information. Following is a point-by-point analysis of the Purchases planned purchases, in light of the eight factors outlined in Wellman, while at the same time noting that we believe that the overall purposes of the Williams Act would not be served by requiring Purchasers to comply with the tender offer rules.

1. Active and widespread solicitation of public stockholders for the shares of an issuer. The purchases will not made through any widespread solicitation of public stockholders, but will be made exclusively in privately negotiated transactions, with a limited number of institutional investors. Purchasers have no intention to take any other action that would be an active or widespread solicitation of public stockholders. Middle Kingdom’s public disclosure of the intended purchases was made to provide stockholders with full disclosure regarding approval of the business combination, not to create any sort of pressure on stockholders to tender. This is in full accordance with SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945 (9th Cir. 1985), where the court found no active and widespread solicitation where the public announcements relating to the purchase program were mandated by SEC or exchange rules.

2. Solicitation made for a substantial percentage of the issuer’s stock. The purchases could result in Purchasers’ acquiring more than 80% of Middle Kingdom’s Class B common stock, but only 62% of the outstanding voting shares. However, as stated above, purchases will be made only from a limited number of financial institutions that are very experienced in SPAC investing. We believe that based on a totality of the factors in the Wellman test, considered together and as further analyzed below, the analysis of this factor is not conclusive in this matter.

3. Offer to purchase made at a premium over the prevailing market price. As explained above, the private purchases are expected to be made approximately at market prices; Purchasers have no interest in paying any significant premium to market, since target’s only asset is cash.

4. Terms of the offer are firm rather than negotiable. As stated above, Purchasers intend to negotiate each purchase, although the Middle Kingdom’s public disclosures indicate they will not buy significant amounts at more than $8.39 per share.

5. Offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased. Purchases will not be contingent on the sale of a fixed number of shares.

6. Offer open only a limited period of time. Purchasers are not imposing any deadline, although, as a practical matter, there will be no purchases after December 12. However, notwithstanding this limitation, these private purchases will not be coercive, for the reasons stated above. The amount of time in which offers will be made, in any event, will approximate the minimum requirements of the tender offer rules.

7. Offeree subjected to pressure to sell its stock. Purchasers will not pressure the financial institutions to rush into “hurried, uninformed” investment decisions, and offers will be open, as a practical matter, as stated above, for the minimum period required under the tender offer rules. Also, as described above, no significant premium will be at stake pressuring the financial institutions to act hastily. Furthermore, the financial institutions will receive virtually the same consideration if they sell or hold their shares until liquidation, if the Extension Amendment were defeated.

8. Public announcements of a purchasing program concerning the subject company preceding or accompanying a rapid accumulation of a large amount of the subject company’s securities. There has been no public announcement of rapid accumulation of a large amount of Middle Kingdom’s common stock. Purchasers will file a Schedule 13D with respect to purchases recently made (totaling 549,900 shares), but have executed no more purchases since Middle Kingdom received the staff’s November 10 comment letter.

Purchasers Will Not Offer Sellers a Premium, and the Purchases Will Not Be Coercive

We note that in other recent correspondence with law firms representing blank check companies regarding this issue the Staff has been concerned with the possibility that the purchases will pay a premium to selling stockholders—factor three of the Wellman test. As discussed below, no significant premium will be paid.

From an economic perspective, we note that the Purchasers do not intend to purchase significant amounts of shares (if any) at a price exceeding $8.39, which represents the estimated liquidation distribution per share as of November 10, 2008 that Class B common stockholders might receive in the event stockholders did not approve the proposed business combination and Middle Kingdom were forced to liquidate. On the other hand, as set forth in the Proxy Statement, based on the funds in the Middle Kingdom trust account as of November 10, 2008, stockholders exercising conversion rights in connection with the Extension Amendment (as elaborated on below) will be entitled to $8.39 per share in cash. As a result, when viewed against the backdrop of Middle Kingdom’s trust structure and the built-in conversion feature associated with this structure, the fact that the Purchasers do not intend to purchase significant amounts of shares at a price exceeding $8.39 estimated liquidation distribution per share (which will increase due to accumulated interest) available to any Middle Kingdom stockholder is the clearest possible economic indicator that no premium will be paid.

Any concern that holders of Middle Kingdom common stock might feel coerced to sell to is completely assuaged by Middle Kingdom’s conversion feature. As set forth in great detail in the Proxy Statement, all a Middle Kingdom stockholder must do to receive the per share trust amount is to vote against the Extension Amendment and to exercise simple conversion rights set forth on the proxy card, and the Middle Kingdom stockholders will soon receive the per share trust amount. If the Extension Amendment is not approved by the Class B shares and the proposed business combination is not consummated by December 13, 2008, Middle Kingdom will be liquidated and all Middle Kingdom stockholders will receive the per share trust amount after December 13, 2008, as set forth in the prospectus for Middle Kingdom’s initial public offering as well as the Proxy Statement.

*********

Please do not hesitate to call Mitch Nussbaum of this firm at (212) 407-4159 or Ralph V. De Martino, Cozen O’Connor, counsel to Middle Kingdom, (202) 912-4825 with any questions or further comments you may have regarding this correspondence.

Very truly yours,

/s/ Mitchell S. Nussbaum
Mitchell S. Nussbaum

cc:	Ralph V. De Martino, Cozen O’Connor
David C. Fischer, Loeb & Loeb LLP